AGENCY AGREEMENT
March 19, 2024
CYBIN INC.
100 King St West Suite 5600
Toronto, ON
M5X 1C9
Attention:    Doug Drysdale, Chief Executive Officer
Dear Sir:
Bloom Burton Securities Inc. (the "Lead Agent") and Haywood Securities Inc. (together with the Lead Agent, the "Agents") understand that Cybin Inc. (the "Corporation") proposes to issue and/or sell, as applicable, on a "commercially reasonable efforts" private placement basis, without underwriter liability, common shares (the "Offered Shares") in the capital of the Corporation at a price of $0.43 per Offered Share for gross proceeds of up to $150 million, or such other amount as may be agreed upon between the Corporation and the Lead Agent (the "Offering").
The parties acknowledge that the Agents may offer the Offered Shares and may solicit offers to purchase the Offered Shares (i) in each of the provinces of Canada, except Québec, on a private placement basis, (ii) in the United States and to, or for the account or benefit of, U.S. Persons (as hereinafter defined) in transactions exempt from the registration requirements of the U.S. Securities Act (as hereinafter defined) pursuant to Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act and exemptions under applicable state securities laws, and (iii) in such offshore jurisdictions as may be agreed to by the Corporation and the Agents, pursuant to available prospectus and registration exemptions in accordance with Applicable Laws (collectively, the "Selling Jurisdictions"). All offers and sales of the Offered Shares to U.S. Purchasers (as hereinafter defined) have been and will be made only in accordance with Schedule "A" hereto, which forms part of this Agreement.
The Agents will be entitled to appoint, at their sole expense, other registered dealers or other dealers duly qualified in their respective jurisdictions including, without limitation, in Canada, the United States and other international jurisdictions ("Selling Firms"), as agents to assist in the Offering. The Agents will determine the remuneration payable to any Selling Firms appointed by it, such remuneration to be the sole responsibility of such Agent and that such remuneration shall be payable by such Agent from, and not in addition to, the remuneration payable to such Agent pursuant to this Agreement.

All actions which must be taken or may be taken by the Agents in connection with this Agreement may be taken by the Lead Agent on behalf of the other Agent and this is an irrevocable authority for the Corporation accepting notification of any such actions provided that, as between the Agents, the Lead Agent agrees to consult with the other Agent with respect to such actions.

The Offering is conditional upon and subject to the additional terms and conditions set forth below. The following are additional terms and conditions of the Agreement between the Corporation and the Agents:
ARTICLE 1
INTERPRETATION
1.1    Definitions
Where used in this Agreement or in any amendment hereto, the following terms will have the following meanings, respectively:
(a)    "Agents" has the meaning given to it on page 1 of this Agreement;

(b)    "Agents' Counsel" means Bennett Jones LLP;
(c)    "Agreement" means this Agency Agreement as the same may be amended and/or restated from time to time;
(d)    "Applicable Laws" means, in relation to any person or persons, Applicable Securities Laws and all other statutes, regulations, statutory rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guideline, of any Governmental Authority that are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities;
(e)    "Applicable Securities Laws" means, collectively, the applicable securities laws of each of the Selling Jurisdictions, their respective regulations, rulings, rules, orders (including blanket orders and discretionary orders), instruments (including national and multilateral instruments), fee schedules and prescribed forms thereunder, the applicable policy statements issued by the Securities Regulators or similar authority thereunder;
(f)    "Authorizations" means any approval, consent, exemption, ruling, authorization, notice, permit, including an import permit or export permit, or acknowledgement that may be required from any Governmental Authority pursuant to Applicable Law, or which is otherwise required under Applicable Law for the parties to perform their obligations under this Agreement or in relation to a study, including any dealer's licence under the FDR-J, ethical review board approval or other authorization for a study, or other authorizations related to the Business;
(g)    "Business" means the business of delivery of psilocin, psilocybin, DMT, DMT analogs, psilocybin analogues, and a range of tryptamines and phenylethylamines, other restricted drugs or controlled substances, or other drug substances for therapeutic purposes, including the development, formulation and compounding of Drug Products including the above or other drug substances, including in the context of Clinical Trials, research, development, commercialization, licensing, service delivery; development of drug and device combination products for the delivery of drugs; digital therapeutics; development of psychotherapy services, or other contexts within the pharmaceutical, biotechnology, and medical device fields;
(h)    "Business Day" means a day, other than a Saturday, a Sunday or a day on which chartered banks are not open for business in Toronto, Ontario;
(i)    "Canadian Jurisdictions" means each of the provinces and territories of Canada;
(j)    "Canadian Securities Laws" means all Applicable Securities Laws of each of the Canadian Jurisdictions and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the securities regulatory authorities in the Canadian Jurisdictions;
(k)    "CBOE " means the Cboe Canada;
(l)    "CDS" means CDS Clearing and Depository Services Inc.;
(m)    "CDSA" means the Controlled Drugs and Substances Act (Canada);
(n)    "Claims" has the meaning ascribed to it in Section 11.1 of this Agreement;

(o)    "Class B Shares” has the meaning ascribed to such term in Section 6(v) of this Agreement;
(p)    "Clinical Trials" has the meaning ascribed to such term in Section 6(pp) of this Agreement;
(q)    "Closing" means the closing of the Offering;
(r)    "Closing Date" means March 19, 2024 or such other date as may be agreed to in writing by the Corporation and the Agents, each acting reasonably;
(s)    "Closing Time" means 5:00 p.m. (Toronto time) on the Closing Date, or such other time on the Closing Date as may be agreed to by the Corporation and the Agents;
(t)    "Code" has the meaning ascribed to it in Section 6(kk) of this Agreement;
(u)    "Continuous Disclosure Materials" means all reports and other documents published or filed by the Corporation with the Securities Commissions and/or the SEC as at the date of this Agreement, as supplemented from time to time;
(v)    "Corporation" has the meaning given to it on page 1 of this Agreement;
(w)    "Corporation's Auditors" means Zeifmans LLP;
(x)    "Criminal Code" means the Criminal Code (Canada);
(y)    "Cybin Entity" means the Corporation and each Subsidiary;
(z)    "Data Room" means the virtual data room titled "CYBIN DD", established by the Corporation, and hosted on "onehub";
(aa)    "Data Room Information" has the means ascribed to it in Section 6(vvv) of this Agreement.
(bb)    "DEA" means United States Drug Enforcement Agency;
(cc)    "DMT" means N,N-Dimethyltryptamine;
(dd)    "Drug Product" means any drug product regulated for sale or use under supervision of a health care practitioners and that includes an active pharmaceutical ingredient that is psilocin, psilocybin, DMT, ketamine, psilocybin analogues, ketamine analogues and a range of tryptamines and phenylethylamines, and other restricted drugs or controlled substances in the jurisdictions in which the Corporation operates;
(ee)    "Due Diligence Sessions" has the meaning given to it in Section 8(a);
(ff)    "Employee Plans" has the meaning ascribed to it in Section 6(bbb) of this Agreement;
(gg)    "Encumbrance" means any charge, mortgage, lien, pledge, claim, restriction, security interest or other encumbrance whether created or arising by agreement, statute or otherwise pursuant to any Applicable Law, attaching to property, interests or rights;
(hh)    "Engagement Letter" means the letter dated February 23, 2024, between the Corporation and the Lead Agent;
(ii)    "Environmental Laws" has the meaning ascribed to it in Section 6(uu) of this Agreement;

(jj)    "Environmental Permits" has the meaning ascribed to it in Section 6(uu) of this Agreement;
(kk)    "Exchange Approval" means the conditional approval of the Exchanges for the Offering;
(ll)    "Exchanges" means, together, the CBOE and NYSE American;
(mm)    "FDA (Canada)" means the Food and Drugs Act (Canada);
(nn)    "FDA (US)" means the United States Food and Drug Administration;
(oo)    "FDR-C" means part C of the Food and Drugs Regulations (Canada) of the FDA (Canada);
(pp)    "FDR-J" means part J of the Food and Drugs Regulations (Canada) of the CDSA;
(qq)    "Financial Statements" has the meaning ascribed to it in Section 6(cc) of this Agreement;
(rr)    "FINRA" means Financial Industry Regulatory Authority, Inc.;
(ss)    "Government Official" means (a) any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Authority, (b) any salaried political party official, elected member of political office or candidate for political office, or (c) any company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses;
(tt)    "Governmental Authority" means and includes, without limitation, any national or federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;
(uu)    "Hazardous Substances" has the meaning ascribed to it in Section 6(uu) of this Agreement;
(vv)    "IFRS" means the International Financial Reporting Standards as issued by the International Accounting Standards Board
(ww)    "Indebtedness" of a person means, without duplication: (a) all debts and liabilities of that person for borrowed money; (b) all capital leases of that person; (c) all debts and liabilities of that person representing the deferred acquisition cost of property and services; and (d) all guarantees given by that person;
(xx)    "Indemnified Parties" has the meaning ascribed to it in Section 11.1 of this Agreement;
(yy)    "Intellectual Property" means collectively, all intellectual property rights of whatsoever nature, kind or description, including all: (a) trademarks, service marks, trade-mark and service mark registrations, trade-mark and service mark applications, rights under registered user agreements, trade names and other trade-mark and service mark rights, including associated goodwill; (b) copyrights and applications therefor, including all computer software and rights related thereto and any associated waivers of moral rights; (c) all foreign and domestic patents and patent applications (including all provisional, divisional, substitution, continuation and continuation in-part applications, and all foreign counterparts thereof) and all foreign and domestic patents (including extensions, reissues, re-examinations, renewals, inventors certificates and foreign counterparts thereof); (d) trade secrets and proprietary and confidential information; (e) industrial designs and registrations thereof and applications therefor; (f) renewals, modifications, developments and extensions of any of the items listed in clauses (a) through (e) above; and (g) patterns, plans, designs, research data, other proprietary know-how, processes, drawings, technology, inventions, formulae, specifications, performance data, quality control information, unpatented blue prints, flow sheets, equipment and parts lists, instructions, manuals, records and procedures, and all licenses, agreements and other contracts and commitments relating to any of the foregoing;
(zz)    "Intellectual Property Rights" means all industrial and other intellectual property rights comprising or relating to (a) trademarks, trade dress, trade and business names, branding, brand names, logos, design rights, corporate names and domain names and other similar designations of source, sponsorship, association or origin, together with the goodwill symbolized by any of the foregoing; (b) internet domain names registered by any authorized private registrar or Governmental Authority, web addresses, web pages, website and URLs; (c) works of authorship, expressions, designs and industrial design registrations, whether or not copyrightable, including copyrights and copyrightable works, software and firmware, data, data files, and databases and other specifications and documentation; (d) inventions, discoveries, trade secrets, business and technical information, know-how, databases, data collections, patent disclosures and other confidential or proprietary information; (e) plant or fungal varieties, strains or cultivars; and (f) all industrial and other intellectual property rights, and all rights, interests and protections that are associated with, equivalent or similar to, or required for the exercise of, any of the foregoing, however arising, in each case whether registered or unregistered, such registered rights including patent, registered plant breeders' rights, trademark, industrial design, copyright, Plant Varieties Protection Act registrations and including all registrations and applications for, and renewals or extensions of, such rights or forms of protection under the Applicable Law of any jurisdiction in any part of the world;
(aaa)    "IT Systems" has the meaning ascribed to it in Section 6(ss) of this Agreement;
(bbb)    "Leased Premises" means the premises which the Corporation and any Cybin Entity occupy as a tenant, as the case may be, which are material to the Corporation and any Cybin Entity, as the case may be;
(ccc)    "Licences" has the meaning ascribed to it in Section 6(g) of this Agreement;
(ddd)    "Liens" means any Encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy such property or assets;
(eee)    "Material Adverse Effect" means any event, fact, change, circumstance, development, occurrence or state of affairs which would reasonably be expected to have an effect that is materially adverse to the business, assets (including intangible assets), affairs, operations, liabilities (contingent or otherwise), capital, assets, properties, prospects, condition (financial or otherwise) or results of operations of the Corporation and the Subsidiaries (taken as a whole), whether or not arising in the ordinary course of business;
(fff)    "material change", "material fact" and "misrepresentation" have the respective meanings given to them in the Applicable Laws of the Province of Ontario;
(ggg)    "Material Subsidiaries" means those Subsidiaries set out in Schedule "C";

(hhh)    "Member" has the meaning ascribed to it in Section 6(iii) of this Agreement;
(iii)    "Money Laundering Laws" has the meaning ascribed to it in Section 6(ggg) of this Agreement;
(jjj)    "NI 45-106" means National Instrument 45-106 – Prospectus Exemptions;
(kkk)    "NYSE American" means NYSE American LLC;
(lll)    "OFAC" means the United States Office of Foreign Assets Control;
(mmm)    "Offered Shares" has the meaning given to it on page 1 of this Agreement;
(nnn)    "Offering" has the meaning given to it on page 1 of this Agreement;
(ooo)    "Offering Documents" means, collectively, this Agreement and the Subscription Agreements;
(ppp)    "Offering Fee" has the meaning given to it in Article 12;
(qqq)    "Ordinary Course" means, with respect to an action taken by a person, that such action is consistent in all material respects with past practices of the person and is taken in the ordinary course of the normal day-to-day operations of the person, in each case, as is determined as of the relevant date;
(rrr)    "Permits" has the meaning ascribed to it in Section 6(oo) of this Agreement;
(sss)    "Personal Data" has the meaning ascribed to it in Section 6(ss) of this Agreement;
(ttt)    "PFIC" means Passive Foreign Investment Company;
(uuu)    "President's List" has the meaning ascribed to it in Article 12 of this Agreement;
(vvv)    "Prior Application" means Canadian trademark application number 1967184 for CYBIN THERAPEUTICS filed on June 5, 2019 by Thomas Taylor for (1) chemical additives for use in the manufacture of pharmaceuticals; additives derived from fungi for use in the manufacture of pharmaceuticals (Nice Class 1); (2) dried edible fungi (Nice Class 29) and (3) fresh edible fungi (Class 31);
(www)    "psilocin" means 3–[2–(dimethylamino)ethyl]–4–hydroxyindole and any salt thereof;
(xxx)    "psilocybin" means 3–[2–(dimethylamino)ethyl]–4–phosphoryloxyindole and any salt thereof;
(yyy)    "Purchasers" means the persons who (as purchasers or beneficial purchasers) acquire Offered Shares under the Offering, and permitted assignees or transferees of such persons from time to time;
(zzz)    "Qualified Institutional Buyer" means a "qualified institutional buyer" as defined in Rule 144A under the U.S. Securities Act that is also a U.S. Accredited Investor;
(aaaa)    "Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;
(bbbb)    "Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;
(cccc)    "Sanctioned Countries" has the meaning ascribed to it in Section 6(hhh)(i)(B) of this Agreement;

(dddd)    "Sanctions" has the meaning ascribed to it in Section 6(hhh)(i)(A) of this Agreement;
(eeee)    "SEC" means the United States Securities and Exchange Commission;
(ffff)    "Securities Commissions" means the applicable securities commission or regulatory authority in each of the Canadian Jurisdictions and "Securities Commissions" means all of them;
(gggg)    "Securities Regulators" means the applicable securities regulators or regulatory authority in each of the Selling Jurisdictions;
(hhhh)    "Selling Firms" has the meaning given to it on page 1 of this Agreement;
(iiii)    "Selling Jurisdictions" has the meaning given to it on page 1 of this Agreement;
(jjjj)    "Shares" means common shares in the capital of the Corporation;
(kkkk)    "Small Pharma Entities" means Small Pharma Inc., and Cybin UK Ltd;
(llll)    "Small Pharma's Former Auditors" means MNP LLP;
(mmmm)    "Subscription Agreements" means, collectively, the subscription agreements in the form agreed upon by the Agents and the Corporation, pursuant to which Purchasers agree to subscribe for and purchase Offered Shares under the Offering as herein contemplated and will include, for greater certainty, all schedules thereto;
(nnnn)    "Subsidiaries" has the meaning ascribed to it in Section 6(b) of this Agreement;
(oooo)    "Survival Limitation Date" means the second anniversary of the Closing Date;
(pppp)    "Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, both as amended from time to time and any proposed amendments thereto announced publicly by or on behalf of the Minister of Finance (Canada) on or prior to the date of this Agreement;
(qqqq)    "Taxes" has the meaning ascribed to it in Section 6(hh)(iii) of this Agreement;
(rrrr)    "United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;
(ssss)    "U.S. Accredited Investor" means an "accredited investor" within the meaning of Rule 501(a) of Regulation D;
(tttt)    "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;
(uuuu)    "U.S. Person" means a "U.S. person" as such term is defined in Rule 902(k) of Regulation S;
(vvvv)    "U.S. Placement Agent" means the U.S. registered broker-dealer affiliated with or appointed as sub-agent by one or more of the Agents;
(wwww)    "U.S. Purchaser" means a Purchaser of Offered Shares who was, at the time of purchase, (a) a U.S. Person, (b) a person purchasing the purchased Offered Shares on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States, (c) a person who receives or received an offer to acquire the Offered Shares while in the United States, and (d) a person who was in the United States at the time such person’s buy order was made or the Subscription Agreement pursuant to which such Offered Shares were acquired was executed or delivered;
(xxxx)    "U.S. Securities Act" means the United States Securities Act of 1933, as amended; and
(yyyy)    "U.S. Securities Laws" means all Applicable Securities Laws in the United States, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws.
ARTICLE 2
THE OFFERING
(a)    The Corporation hereby agrees to secure compliance with all Applicable Laws on a timely basis in connection with the distribution or sale, as applicable, of the Offered Shares. The Corporation will execute and file with the Securities Regulators all forms, notices and certificates relating to the Offering required to be filed pursuant to the Applicable Laws in the Selling Jurisdictions in the time required by Applicable Laws in the Selling Jurisdictions.
(b)    The Corporation hereby appoints the Agents to act as agent and financial advisor to the Corporation and grants the Agents the right to form and manage a syndicate of investment dealers, including a U.S. Placement Agent, to offer and sell the Offered Shares on a "commercially reasonable efforts" private placement basis, without underwriter liability, and the Agents hereby accept such appointment. Notwithstanding anything to the contrary contained herein or any oral representations or assurances previously or subsequently made by the parties hereto, this Agreement does not constitute a commitment by, or legally binding obligation of, the Agents or any of their affiliates to act as underwriters, initial purchasers, arrangers, and/or placement agents in connection with any offering or sale of securities in the capital of the Corporation by the Corporation, including the Offered Shares, or to provide or arrange any financing, other than the appointment as agent in connection with the Offering in accordance with the prior sentence and otherwise on the terms set forth herein.
(c)    The Corporation understands that the Agents will have the right to and will use commercially reasonable efforts to arrange for the Offered Shares to be purchased by the Purchasers in the Selling Jurisdictions on a private placement basis in compliance with the Applicable Laws such that the offer and sale of the Offered Shares does not obligate the Corporation to file a prospectus, registration statement or similar document.
(d)    In order to comply with applicable U.S. securities laws, any press release announcing or otherwise concerning the Offering will include an appropriate notation on each page substantially as follows: "Not for distribution to United States Newswire Services or for dissemination in the United States". In addition, any such press release will contain substantially the following disclaimer: "This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. “U.S. persons” and “United States” are as defined in Regulation S under the U.S. Securities Act.”
(e)    Neither the Corporation nor the Agents and each of their respective representatives (including any Selling Firms, if applicable) will: (i) provide to any prospective purchasers of Offered Shares any document or other material that would constitute an offering memorandum within the meaning of Applicable Laws; or (ii) engage in any form of general solicitation or general advertising in connection with the offer and sale of the Offered Shares, including any advertisement, article, notice or other communication published in any newspaper, magazine, printed public media, printed media or similar media, or broadcast over radio, television or telecommunications, including electronic display, or any seminar or meeting relating to the offer and sale of the Offered Shares whose attendees have been invited by general solicitation or advertising.
ARTICLE 3
DISTRIBUTION AND CERTAIN OBLIGATIONS OF THE AGENTS

(a)    The Agents will require its Selling Firm(s), if any, to agree to comply with the Applicable Laws and the applicable securities laws of the Selling Jurisdictions outside of Canada, in connection with the distribution of the Offered Shares and will offer the Offered Shares for sale to the public directly and through Selling Firms upon the terms and conditions set out in this Agreement.
(b)    The Agents will require its Selling Firm(s), if any, to agree to distribute the Offered Shares in a manner which complies with and observes all Applicable Laws in each jurisdiction into and from which they may offer to sell the Offered Shares and will not, directly or indirectly, offer, sell or deliver any Offered Shares to any person in any jurisdiction other than in the Selling Jurisdictions, unless the Corporation and the Agents agree otherwise and then only in a manner which will not require the Corporation to comply with the registration and prospectus or other similar requirements under the applicable securities laws of such other jurisdictions.
ARTICLE 4
DELIVERY OF DOCUMENTS
(a)    In connection with the Offering, the Agents will use commercially reasonable efforts to obtain from each Purchaser a duly completed and executed Subscription Agreement and other forms required under Applicable Laws or the applicable securities laws of the Selling Jurisdictions outside of Canada that are provided to the Agents by the Corporation for execution by Purchasers relating to the issuance and sale of the Offered Shares, and the Agents will, at least two Business Days prior to the announcement of the Offering, provide the Corporation with copies of such Subscription Agreements and complete registration instructions in respect of the Offered Shares.
(b)    The Corporation will duly execute and deliver the Subscription Agreements at the applicable Closing Time and will comply and satisfy all terms, conditions and covenants therein to be complied with or satisfied by the Corporation.
ARTICLE 5
MATERIAL CHANGE
At or prior to the Closing Date, the Corporation will promptly inform the Lead Agent, on behalf of the
Agents, and their counsel (and promptly confirm such notification in writing) if:
(a)    there shall occur or come into effect any material change (actual, anticipated, contemplated or threatened) in the business, affairs, operations, capital or condition (financial or otherwise) of the Corporation or its Subsidiaries or their properties or assets;
(b)    there shall occur or come into effect any material change in the facts or information underlying or supporting the statements provided in any Due Diligence Session have changed;
(c)    any change in any material fact in any information regarding it previously provided to the Lead Agent by it in writing which has not otherwise been disclosed in writing to the Lead Agent;

(d)    any of the representations or warranties made by the Corporation in this Agreement being no longer true and correct in all material respects;
(e)    the receipt by the Corporation of any material communication, whether written or oral, from any Securities Regulator or any other competent authority, relating to the Offering;
(f)    any notice or other correspondence received by the Corporation from any Governmental Authority and any requests from such bodies for information, a meeting or a hearing relating to the Corporation, the Offering, the issue and/or sale of the Offered Shares or any other event or state of affairs that could, individually or in the aggregate, have a Material Adverse Effect; or
(g)    the issuance by any Securities Regulator or any other competent authority, including any other Governmental Authority, of any order to cease or suspend trading or distribution of any securities of the Corporation or of the institution, threat of institution of any proceedings for that purpose or any notice of investigation that could potentially result in an order to cease or suspend trading or distribution of any securities of the Corporation.
In addition to the provisions of this Article 5, the Corporation will, in good faith, discuss with the Agents any circumstance, change, event or fact contemplated in Article 5, which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Agents under Article 5.
ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF THE CORPORATION
The Corporation represents and warrants to the Agents and the Purchasers, and acknowledges that each of them is relying on such representations and warranties in connection with the purchase by the Purchasers of the Offered Shares, as applicable, that:
(a)    Continuous Disclosure. The Continuous Disclosure Materials do not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as of the date of the statements in the Continuous Disclosure Materials and were prepared in accordance with and comply in all material respects with Canadian Securities Laws of the Canadian Jurisdictions and the Corporation is not in default of its filings under, nor has it failed to file or publish any document required to be filed or published under Canadian Securities Laws of the Canadian Jurisdictions.
(b)    Good Standing of the Corporation. The Corporation is a company duly formed and validly existing under the Business Corporations Act (Ontario) and has all requisite corporate power and authority and is duly qualified and holds or has applied for all necessary material Licences necessary or required to carry on its Business as now conducted and proposed to be conducted in all material respects, to own, lease or operate its properties and assets and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up.
(c)    Good Standing of the Subsidiaries. The subsidiaries of the Corporation listed in Schedule "B" (collectively, the "Subsidiaries"), include all of the Corporation's significant subsidiaries (as such term is defined in Rule 1-02 of Regulation S-X promulgated by the SEC). Schedule "B" is true, complete and accurate in all respects. Each Subsidiary is formed, organized and existing under the laws of the jurisdiction set out in Schedule "B", is current and up to date with all material filings required to be made and has all requisite corporate power and capacity to own, lease and operate its properties and assets and to conduct its Business as is now carried on by it, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required in all material respects. All of the issued and outstanding shares in the capital of the Subsidiaries have been duly authorized and validly issued, are fully paid and are directly or indirectly beneficially owned by the Corporation. All of the issued and outstanding shares in the capital of the Subsidiaries owned by the Corporation are owned free and clear of any Liens, and none of the outstanding securities of the Subsidiaries were issued in violation of the pre-emptive or similar rights of any security holder of the Subsidiaries. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Corporation to sell, transfer or otherwise dispose of any securities of the Subsidiaries.
(d)    Organization. The Corporation and each of its Material Subsidiaries are, and will be, duly organized, validly existing as a corporation and in good standing (where such concept is recognized) under the laws of their respective jurisdictions of organization. The Corporation and each of the Material Subsidiaries are, and will be, duly licensed or qualified as a foreign corporation for transaction of business and in good standing under the laws of each other jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such license or qualification, and have all corporate power and authority necessary to own or hold their respective properties and to conduct their respective businesses as described in the Continuous Disclosure Material, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect.
(e)    Fair Market Value of Subsidiaries. No Subsidiary, other than the Material Subsidiaries, owns assets that have an aggregate fair value of more than $50,000 as of December 31, 2023.
(f)    No Investments. The Corporation has no direct or indirect subsidiary or any investment in any person, other than the Subsidiaries or as disclosed in the Continuous Disclosure Materials.
(g)    Licences. Each Cybin Entity (to the Corporation's knowledge in respect of the Small Pharma Entities) has conducted and is conducting its business in material compliance with all Applicable Laws of each jurisdiction in which it carries on business. Each Cybin Entity holds all material requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on (collectively, "Licences") and all such Licences are valid and subsisting and in good standing in all material respects. Without limiting the generality of the foregoing, to the knowledge of the Corporation, no Cybin Entity has received a written notice of non-compliance nor does it know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any Applicable Laws which would have a Material Adverse Effect. This Offering (including the proposed use of proceeds) will not have any adverse impact on the Licences or require a Cybin Entity, as applicable, to obtain any new licence or consent or approval thereunder.
(h)    Governmental Notices. No legal or governmental proceedings or inquiries are pending to which a Cybin Entity is a party or to which the property thereof is subject that would result in the revocation or modification of any Licence that is necessary to conduct the Business now conducted by a Cybin Entity and, to the knowledge of the Corporation, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to a Cybin Entity or with respect to the properties or assets thereof.
(i)    Applicable Laws. The Corporation is not aware of any Applicable Law of any Governmental Authority having lawful jurisdiction over a Cybin Entity presently in force or any publicly disseminated or announced pending or contemplated change to any Applicable Law of any Governmental Authority having lawful jurisdiction over a Cybin Entity presently in force, that the Corporation anticipates a Cybin Entity will be unable to comply with or which could reasonably be expected to materially adversely affect the

Business of a Cybin Entity or the business environment or legal environment under which such entity operates.
(j)    Absence of Proceedings. There are no material actions, suits, judgments, investigations, inquiries or proceedings of any kind whatsoever outstanding or, to the best of the Corporation's knowledge, pending or threatened against or affecting any Cybin Entity or its directors, officers or employees, at law or in equity or before or by any commission, board, bureau or agency of any kind whatsoever and, to the best of the Corporation's knowledge, there is no basis therefor and no Cybin Entity is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which may have a Material Adverse Effect or that would materially adversely affect the ability of the Corporation to perform its obligations under this Agreement and the Offering Documents.
(k)    No Material Adverse Effect. Except as has been disclosed in the Continuous Disclosure Material, there has not been (i) any Material Adverse Effect, (ii) any transaction which is material to the Corporation and the Subsidiaries (as defined below) taken as a whole, (iii) any obligation or liability, direct or contingent (including any off-balance sheet obligations), incurred by the Corporation or any Subsidiary, which is material to the Corporation and the Subsidiaries taken as a whole, (iv) any material change in the capital stock or outstanding long-term Indebtedness of the Corporation or any of the Subsidiaries or (v) any dividend or distribution of any kind declared, paid or made on the capital stock of the Corporation or any Subsidiary, other than in each case above in the Ordinary Course or as otherwise disclosed in the Continuous Disclosure Material.
(l)    Absence of Defaults and Conflicts. Neither the Corporation nor any Subsidiary is in violation of its constating documents or, to the knowledge of the Corporation, in default in any material respect in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease, licence or other agreement or instrument to which it is a party or by which it or its property or assets may be bound. Each of the execution and delivery of this Agreement and the Offering Documents, the performance by the Corporation of its obligations hereunder or thereunder, the issue and sale of the Offered Shares hereunder and the consummation of the transactions contemplated in this Agreement, including the issuance and delivery of the Offered Shares, (i) do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both): (A) any Applicable Law, including, without limitation, the Business Corporations Act (Ontario) and Applicable Securities Laws; (B) the constating documents, by-laws or resolutions of the directors or shareholders of the Corporation or the Subsidiaries which are in effect at the date hereof; (C) any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Corporation is a party or by which it is bound; or (D) any judgment, decree or order binding the Corporation or the property or assets of the Corporation.
(m)    Reports and Documents, etc. There are no reports or information of the Corporation or, to the knowledge of the Corporation, of any third party, that in accordance with the requirements of the Canadian Securities Laws or U.S. Securities Laws must be made publicly available in connection with the offering of the Offered Shares that have not been made publicly available as required by such laws, other than, as applicable, Form 45-106F1, 72-503F, Form D and any applicable state notice filings.
(n)    No Consents, Approvals etc. As at the date of this Agreement, no consent, approval, Authorization, order, registration or qualification of or with Governmental Authority or stock exchange is required for the execution, delivery and performance by the Corporation of this Agreement, the issuance and sale by the Corporation of the Offered Shares, except for (i) the approval of the CBOE and authorization of NYSE American; and (ii) such consents, approvals, Authorizations, orders and registrations or qualifications as may be required under applicable United States federal and state securities laws in connection with the sale of the Offered Shares by the Agents, provided that, for greater certainty, in the case of each of (i) and (ii) above, no approval of the security holders of the Corporation shall be required to be obtained.
(o)    No Preferential Rights. (i) Except pursuant to the Class B Shares, options and warrants to purchase Shares pursuant to outstanding convertible securities of the Corporation, no person has the right, contractual or otherwise, to cause the Corporation to issue or sell to such person any Shares or other securities of the Corporation, (ii) the Corporation has not granted to any person any preemptive rights, resale rights, rights of first refusal, or any other rights (whether pursuant to a "poison pill" provision or otherwise) to purchase any Shares or other securities of the Corporation, and (iii) no person has the right to act as an underwriter to the Corporation in connection with the offer and sale of the Offered Shares.
(p)    Forms of Certificates. Upon the date the Offered Shares are issued, the forms of the certificates representing the Offered Shares, to the extent that physical certificates are issued for such securities, will have been duly approved and adopted by the Corporation and comply in all respects with the applicable requirements of the Business Corporations Act (Ontario), the constating documents of the Corporation and applicable requirements of the CBOE, NYSE American, and CDS or will have been otherwise approved by the CBOE and NYSE American, if required. The Offered Shares will have been made eligible by CDS, if requested by the Agents.
(q)    Valid and Binding Documents. The Corporation has the power and capacity to enter into and perform its obligations under this Agreement and the Offering Documents and to carry out the transactions contemplated in this Agreement and the Offering Documents. This Agreement is duly authorized, executed and delivered by the Corporation and when executed will be legal, valid and binding obligations of the Corporation and each shall be enforceable against the Corporation in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by Applicable Law.
(r)    Third Party Agreements. All material agreements between the Corporation and third parties expressly referenced in the Continuous Disclosure Materials are legal, valid and binding obligations of the Corporation enforceable in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general equitable principles, and (ii) the indemnification provisions of certain agreements may be limited by Applicable Laws or public policy considerations in respect thereof, and except for any other potentially unenforceable term that, individually or in the aggregate, would not reasonably be expected to be material to the Corporation.
(s)    Corporate Actions. The Corporation has taken, or will have taken, all necessary corporate action, to (i) authorize the execution, delivery, performance and filing, as applicable, of the this Agreement and the Offering Documents, and (ii) validly issue and sell the Offered Shares as fully paid and non-assessable Shares.
(t)    Voting or Control. The Corporation is not party to any agreement, nor is the Corporation aware of any agreement, which in any manner affects the voting or control of any of the securities of the Corporation.
(u)    No Restrictions to Compete. Other than the Licences, no Cybin Entity is affected by any commitment, agreement or document containing any covenant which expressly and materially limits the freedom of the Cybin Entity to compete in any line of business, transfer or move any of its respective assets or operations or which adversely materially affects the business practices, operations or condition of the Cybin Entity.
(v)    Share Capital of the Corporation. The authorized capital of the Corporation consists of an unlimited number of Shares and preferred shares, of which, as at the date hereof, 410,855,285 shares are issued and outstanding as fully paid and non-assessable shares in the capital of the Corporation and no preferred shares are outstanding. Except as disclosed in the Offering Documents, no securities exchangeable or convertible into Shares or preferred shares are issued and outstanding as of the date hereof, other than (i) an aggregate of 66,424,750 options to purchase 66,424,750 Shares under the Corporation's equity incentive plan, (ii) an aggregate of 106,255,498 warrants to purchase 106,255,498 Shares, and (iii) an aggregate of 36,084.7 Class B common shares of Cybin US Holdings Inc. (the “Class B Shares”), which are exchangeable into 360,847 Shares. The rights, privileges, restrictions, conditions and other terms attaching to the Shares and preferred shares, respectively, conform in all material respects to the description thereof contained in the Offering Documents.
(w)    Audit Committee. The audit committee of the Corporation is comprised and operates in accordance with the requirements of National Instrument 52-110 – Audit Committees and the rules of the NYSE American that are applicable to the Corporation and Rule 10A-3 under the U.S. Exchange Act.
(x)    Share Capital of the Subsidiaries. The authorized capital and issued capital of each Subsidiary is set out in Schedule "B". Except as disclosed in the Offering Documents or the Continuous Disclosure Materials, there are no outstanding rights, warrants, options, convertible debt or any other securities or rights capable of being converted into, or exchanged or exercised for, any securities or any Subsidiary.
(y)    Qualified Investments. Provided that the Shares continue to be listed and posted for trading on the Exchanges, and assuming no change in the relevant provisions of the Tax Act from the date hereof, the Offered Shares when issued will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax free savings accounts.
(z)    Registrar and Transfer Agent. Odyssey Trust Company at its principal office in Calgary, Alberta has been duly appointed as the registrar and transfer agent for the Shares and Odyssey Trust Company has been duly appointed as the United States registrar and transfer agent for the Shares.
(aa)    Title to Assets. Other than the Leased Premises, each Cybin Entity is the absolute legal and beneficial owner of all of its material assets, and no other property or assets are necessary for the conduct of its Business as currently conducted. Any and all of the agreements and other documents and instruments pursuant to which each Cybin Entity (to the Corporation's knowledge in respect of the Small Pharma Entities) holds its assets (including any interest in, or right to earn an interest in, any Intellectual Property Rights) are valid and subsisting agreements, documents and instruments in full force and effect, enforceable in accordance with the terms thereof, and such properties and assets are in good standing in all material respects under the applicable statutes and regulations of the jurisdictions in which they are situated, and all material leases, licenses and other agreements pursuant to which the Cybin Entities derive the interests thereof in such property are in good standing in all material respects. The Corporation does not know of any claim or the basis for any claim that might or could materially and adversely affect the right of the Cybin Entities to use, transfer or otherwise exploit their respective assets, none of the properties (or any interest in, or right to earn an interest in, any property) of the Cybin Entity is subject to any right of first refusal or purchase or acquisition right, and, no Cybin Entity has a responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property and assets thereof.
(bb)    Absence of Counterparty Default. To the knowledge of the Corporation, no counterparty to any material obligation, agreement, covenant or condition contained in any material contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which any Cybin Entity is a party is in default in the performance or observance thereof.
(cc)    Financial Information. The audited consolidated financial statements of the Corporation for the fiscal year ended March 31, 2023 and 2022, together with the auditor’s report thereon and the unaudited condensed interim financial statements of the Corporation for the three and nine months ended December 31, 2023, each filed with the SEC and the Securities Commissions, together with the related notes and schedules (together, the "Financial Statements"), present fairly, in all material respects, the financial position of the Corporation and the Subsidiaries on a consolidated basis and the statements of operations, retained earnings, cash flow from operations and changes in financial information of the Corporation on a consolidated basis for the periods specified in such Financial Statements and the consolidated statements of comprehensive income, shareholders' equity and cash flows of the Corporation for the periods specified. Such Financial Statements conform in all material respects with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), applied on a consistent basis during the periods involved and do not contain any misrepresentations with respect to the period covered by the Financial Statements.
(dd)    Accounting Controls. Each Cybin Entity maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to monies and investments is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Corporation and each of the Subsidiaries maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act) that complies in all material respects with the applicable requirements of the U.S. Exchange Act. The Corporation maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act) that comply in all material respects with the applicable requirements of the U.S. Exchange Act and such disclosure controls and procedures were effective as of March 31, 2023.
(ee)    Auditors. The Corporation's Auditors are independent public, certified public or chartered accountants as required by applicable U.S. Securities Laws and applicable Canadian Securities Laws. There has not been any "reportable event" (as that term is defined in NI 51-102) with the Corporation's Auditors, except as disclosed in the Continuous Disclosure Materials. To the Corporation's knowledge, the Corporation's Auditors are in compliance with the auditor independence requirements of the United States Sarbanes-Oxley Act of 2002, as amended.
(ff)    Small Pharma's Former Auditors. When engaged by the Small Pharma Entities: (i) Small Pharma's Former Auditors were independent public, certified public or chartered accountants as required by applicable U.S. Securities Laws and applicable Canadian Securities Laws when engaged by the Small Pharma Entities; (ii) there were not any "reportable events" (as that term is defined in NI 51-102) with the Small Pharma's Former Auditors, except as disclosed in the Continuous Disclosure Materials; and (iii) to the Corporation's knowledge, Small Pharma's Former Auditors were in compliance with the auditor independence requirements of the United States Sarbanes-Oxley Act of 2002, as amended.

(gg)    Off-Balance Sheet Arrangements and Liabilities. There are no material off balance sheet transactions, arrangements, obligations or liabilities of the Corporation or its Subsidiaries whether direct, indirect, absolute, contingent or otherwise.
(hh)    Related Party Transactions.
(i)    neither the Corporation nor any Subsidiary owes any monies to or has any present loans to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee, shareholder or any person not dealing at "arm's length" (as such term is defined in the Tax Act) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of its business, except where any such arrangement would not have a Material Adverse Effect;
(ii)    except as in usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Corporation nor any Subsidiary is a party to any contract, agreement or understanding with any officer, director, employee, shareholder or any other person not dealing at arm's length with it, except where such arrangement would not have a Material Adverse Effect; and
(iii)    none of the directors, officers or employees of the Corporation, any known holder of more than ten percent (10%) of any class of shares of the Corporation, or any known associate or affiliate of any of the foregoing persons has had any material interest, direct or indirect, in any material transaction with the Corporation or any Subsidiary, or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Corporation, any Subsidiary or their respective businesses.
(ii)    Taxes. All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, the "Taxes") due and payable by the Corporation and the Subsidiaries have been paid, except where the failure to pay Taxes would not have a Material Adverse Effect. The Corporation and each of the Subsidiaries have filed all federal, state, provincial, local and foreign Tax returns, declarations, remittances and filings which are required to be filed, and all such Tax returns, declarations, remittances and filings are correct and complete in all material respects and no material fact or facts have been omitted therefrom which would make any of them misleading, and paid all taxes shown thereon through the date hereof, to the extent that such Taxes have become due and are not being contested in good faith, except where the failure to so file or pay would not have a Material Adverse Effect. Except as otherwise disclosed in the Continuous Disclosure Material, (i) no examination of any Tax return of the Corporation or any Subsidiary is currently in progress, (ii) there are no issues, disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Corporation or any Subsidiary in any case, except where such examinations, issues or disputes would not have a Material Adverse Effect, and (iii) no Tax deficiency has been determined adversely to the Corporation or any of the Subsidiaries which would have, individually or in the aggregate, a Material Adverse Effect. The Corporation has no knowledge of any federal, state, provincial or other governmental tax deficiency, penalty or assessment which has been asserted or threatened in writing against it which would have a Material Adverse Effect.
(jj)    Investment Company Act. Neither the Corporation nor any of the Subsidiaries is or, after giving effect to the offering and sale of the Offered Shares will be required to register as an "investment company" or an entity "controlled" by an "investment company," as such terms are defined in the Investment Company Act of 1940, as amended.

(kk)    Corporation is not a "Controlled Foreign Corporation". To the Corporation's knowledge, based solely upon the record ownership of shares, and without regard to the beneficial ownership of shares held in street name, and any indirect or constructive ownership by U.S. persons pursuant to Section 958 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), not actually disclosed to the Corporation, the Corporation is not a "controlled foreign corporation," as such term is defined in the Code, and does not expect to become a controlled foreign corporation in the foreseeable future.
(ll)    Passive Foreign Investment Company. Based on the Corporation's current estimates and characterization of its gross income and its gross assets, and the nature of its business and its current business plan, the Corporation expects to be a "passive foreign investment company" (as defined in Section 1297 of the Code, and the regulations promulgated thereunder) for its current tax year and may be a passive foreign investment company in future tax years. For each tax year that the Corporation qualifies as a PFIC, the Corporation: (a) intends to make available to U.S. shareholders who acquire the Offered Shares in the Offering, upon their written request, a PFIC Annual Information Statement as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide such additional information that such U.S. shareholder is reasonably required to obtain in connection with maintaining a "qualified electing fund" election (within the meaning of Section 1295 of the Code) with regard to the Corporation.
(mm)    Intellectual Property.
(i)    Each Cybin Entity (to the Corporation's knowledge in respect of the Small Pharma Entities) owns or possesses the right to use all Intellectual Property Rights necessary for the conduct of the Business, and the Corporation is not aware of any bona fide claim to the contrary or any challenge by any other person to the rights of the Corporation and the Subsidiaries with respect to the foregoing. To the knowledge of the Corporation, the Business of the Corporation and that of the Subsidiaries, as now conducted does not infringe the Intellectual Property Rights of any person. To the knowledge of the Corporation, the Business of the Corporation and that of the Subsidiaries, as currently proposed to be conducted within a two year period from the effective date of this Agreement will not infringe the Intellectual Property Rights of any person. No bona fide claim has been made against the Corporation or the Subsidiaries alleging the infringement by the Corporation or the Subsidiaries of any Intellectual Property Rights of any person;
(ii)    no Cybin Entity has received any written notice nor is the Corporation aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property Rights or of any facts or circumstances that would render any Intellectual Property Rights invalid or unregistrable and which infringement, conflict (if subject to an unfavourable decision, ruling or finding), invalidity or unregisterability would have a Material Adverse Effect;
(iii)    no Cybin Entity has received any written notice with respect to any Intellectual Property Rights asserting that such Intellectual Property Rights are inadequate to protect the interests of each Cybin Entity therein;
(iv)    each Cybin Entity (to the Corporation's knowledge in respect of the Small Pharma Entities) has taken or proposes to take commercially reasonable steps to protect its Intellectual Property Rights in those jurisdictions where, in the reasonable opinion of the Corporation, each carries on a sufficient business to justify such filings;
(v)    there are no material restrictions on the ability of any Cybin Entity to use its Intellectual Property Rights in the Ordinary Course of its Business other than a possible restriction on the use of a trademark in the form of the Prior Application where the Prior Application to become a registered trademark. None of the rights of each Cybin Entity in its Intellectual Property Rights will be impaired or affected in any way by the transactions contemplated by this Agreement and by the Offering Documents;
(vi)    no Cybin Entity has received any notice or claim (whether written, oral or otherwise) challenging its ownership or right to use of any Intellectual Property Rights or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor to the knowledge of the Corporation, is there a reasonable basis for any claim that any person other than a Cybin Entity has any claim of legal or beneficial ownership or other claim or interest in any Intellectual Property Rights; and
(vii)    all registrations of Intellectual Property Rights owned by a Cybin Entity are in good standing and are recorded in the name of a Cybin Entity in the appropriate offices to preserve the rights thereto. All such registrations and applications have been filed, prosecuted and obtained in accordance with all applicable legal requirements and are currently in effect and in compliance with all applicable legal requirements. No registration of Intellectual Property Rights has expired, become abandoned, been cancelled or expunged, or has lapsed for failure to be renewed or maintained.
(nn)    Canadian and Foreign Regulatory Representations. The Corporation acknowledges that the Business is subject to restrictions, requirements and prohibitions under Applicable Laws in force (including the CDSA, the FDA (Canada), the FDR-C, the FDR-J, the Criminal Code, and state, provincial, territorial and municipal laws relating to controlled substances, any applicable state corporate practice of medicine statues or any applicable anti-money laundering legislation), which may change from time to time. The Corporation and the Subsidiaries are in compliance with and have complied in all material respects with all Applicable Laws, including obtaining all material Authorizations. All Authorizations issued to date are valid and in full force and effect and neither the Corporation nor any Subsidiary has received any correspondence or notice from the Office of Controlled Substances, other offices of Health Canada, the FDA (US), or any Governmental Authority alleging or asserting non-compliance with any Applicable Law or Authorization. Neither the Corporation nor any Subsidiary have received any notice of proceedings or actions relating to the revocation, suspension, limitation or modification of any Authorizations or any notice advising of the refusal to grant any Authorization that has been applied for or is in process of being granted under Applicable Law including the FDA (Canada), the FDR-C, or the FDR- J, and has no knowledge or reason to believe that any such Governmental Authority is considering taking or would have reasonable ground to take any such action. Neither the Corporation nor any Subsidiary is aware of any non-compliance with any Applicable Law, including the CDSA, the FDA (Canada), the FDR-C, the FDR-J, the Criminal Code or any provincial, territorial or municipal legislation that the Corporation or any Subsidiary have reason to believe could result in a Material Adverse Effect.
(oo)    United States Regulatory Representations. The Corporation and its Subsidiaries have made all filings, applications and submissions required by, possesses and is operating in compliance with, all approvals, licenses, certificates, certifications, clearances, consents, grants, exemptions, marks, notifications, orders, permits and other Authorizations issued by, the appropriate U.S. federal, state or local Governmental Authority (including, without limitation, the United States Food and Drug Administration (the "FDA (US)"), the United States Drug Enforcement Administration ("DEA") or any other federal, state, court or local government or regulatory authorities including self-regulatory organizations engaged in the regulation of Clinical Trials, pharmaceuticals, biologics or biohazardous substances or materials) necessary for the ownership or lease of their respective properties or to conduct its businesses as described in the Continuous

Disclosure Materials (collectively, "Permits"), except for such Permits the failure of which to possess, obtain or make the same would not have a Material Adverse Effect; the Corporation and its Subsidiaries are in compliance with the terms and conditions of all such Permits, except where the failure to be in compliance would not have a Material Adverse Effect; all of the Permits are valid and in full force and effect, except where any invalidity, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect; and neither the Corporation nor any of its Subsidiaries has received any written notice relating to the limitation, revocation, cancellation, suspension, modification or non-renewal of any such Permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect, or has any reason to believe that any such license, certificate, permit or Authorization will not be renewed in the Ordinary Course. To the extent required by Applicable Laws and regulations of the FDA (US), the Corporation or the applicable Subsidiary has submitted to the FDA (US) an Investigational New Drug Application or amendment or supplement thereto for each Clinical Trial it has conducted or sponsored or is conducting or sponsoring; all such submissions were in material compliance with Applicable Laws and rules and regulations when submitted and no material deficiencies have been asserted by the FDA (US) with respect to any such submissions. The Corporation has operated and currently is, in all material respects, in compliance with the United States Federal Food, Drug, and Cosmetic Act, all applicable rules and regulations of the FDA (US), DEA, and other federal, state, and local Governmental Authority.
(pp)    Clinical Trials. All clinical, pre-clinical and other studies and tests (collectively, the "Clinical Trials") conducted by or on behalf of the Corporation or any Cybin Entity (to the knowledge of the Corporation in respect of the Small Pharma Entities) related to the Business and/or the development of the Drug Products (to the knowledge of the Corporation in respect of the Small Pharma Entities) have been conducted, and to the extent they are still pending are currently being conducted, in accordance with accepted medical, scientific and ethical research procedures and all Applicable Laws. The descriptions of the results of the Clinical Trials described or referred to in the Offering Documents are accurate and complete in all material respects and fairly represent the published data derived from the Clinical Trials and neither the Corporation nor any Cybin Entity has knowledge of other studies or tests the results of which are materially inconsistent with or otherwise call into question the results described or referred to in the Offering Documents. Neither the Corporation nor any Cybin Entity has received any notices or written correspondence from any Governmental Authority or applicable regulatory authority with respect to any Clinical Trial requiring the termination or suspension of such Clinical Trial.
(qq)    Standard Operating Procedures. All product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by each Cybin Entity (to the knowledge of the Corporation in respect of the Small Pharma Entities) in connection with its Business is being conducted in accordance with industry practices in all material respects and in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to the Business, and all such processes, procedures and practices, required in connection with such activities are or will be in place as necessary at the applicable time in all material respects and are being or will be complied with at the applicable time, in all material respects.
(rr)    No Defects. No Cybin Entity has received any notice or communication from any customer or any applicable regulatory authority alleging a defect or claim in respect of any products supplied or sold by a Cybin Entity to a customer except in the Ordinary Course of its Business and, to the Corporation's knowledge, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications required to be made by a Cybin Entity in respect of any products supplied or sold by a Cybin Entity.

(ss)    IT Systems. To the knowledge of the Corporation in respect of the Small Pharma Entities, each Cybin Entity's information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, "IT Systems") are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of each Cybin Entity as currently conducted, free and clear of all bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants, except as would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect. To the knowledge of the Corporation in respect of the Small Pharma Entities, each Cybin Entity has implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect its material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data ("Personal Data")) used in connection with their businesses, and to the knowledge of the Corporation, there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same. To the knowledge of the Corporation in respect of the Small Pharma Entities, each Cybin Entity is presently in compliance with Applicable Law, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data in all material respects and has taken commercially reasonable steps to protect such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification. To the knowledge of the Corporation in respect of the Small Pharma Entities, each Cybin Entity has taken all necessary actions to comply with the Canada's Personal Information Protection and Electronic Documents Act (and all other Applicable Laws and regulations with respect to Personal Data for which any non-compliance with same would be reasonably likely to have a Material Adverse Effect).
(tt)    No Litigation. Except as disclosed in the Continuous Disclosure Materials, there are no legal, governmental or regulatory actions, suits or proceedings pending, nor, to the Corporation's knowledge, any legal, governmental or regulatory audits or investigations, to which the Corporation or a Subsidiary is a party or to which any property of the Corporation or any of the Subsidiaries is the subject that, individually or in the aggregate, if determined adversely to the Corporation or any of the Subsidiaries, could reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Corporation to perform its obligations under this Agreement; contemplated by any Governmental Authority or threatened by others that, individually or in the aggregate, if determined adversely to the Corporation or any of the Subsidiaries, could reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Corporation to perform its obligations under this Agreement; and (i) there are no current or pending audits or investigations, actions, suits or proceedings by or before any Governmental Authority; and (ii) there are no agreements, contracts, arrangements or understandings (written or oral) or other documents that are required under the U.S. Securities Laws to be filed as or with the Continuous Disclosure Materials.
(uu)    Environmental Laws. (i) The Corporation is not in material violation of any Applicable Laws with respect to environmental, health or safety matters (collectively, "Environmental Laws"), including, without limitation, laws relating to the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance ("Hazardous Substances"); (ii) the Corporation has obtained all material licenses, permits, approvals, consents, certificates, registrations and other Authorizations under all applicable Environmental Laws (the "Environmental Permits") necessary as at the date hereof for the operation of the businesses carried on by the Corporation and to the knowledge of the Corporation, the Corporation is not in default or breach of any Environmental Permit which would have a Material Adverse Effect, and no proceeding is pending or, to the knowledge of the Corporation threatened, to revoke or limit any Environmental Permit; (iii) the Corporation has not used, distributed, treated, stored, disposed of, transported or handled any Hazardous Substance, except in material compliance with all Environmental Laws and Environmental Permits; (iv) the Corporation has not received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Law that would have a Material Adverse Effect; (v) to the knowledge of the Corporation there are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Corporation, nor has the Corporation received notice of any of the same; (vi) the Corporation has not received any notice wherein it is alleged or stated that the Corporation is potentially responsible for a federal, provincial, territorial, state, municipal or local clean-up site or corrective action under any Environmental Laws; and (vii) the Corporation has not received any request for information in connection with any federal, provincial, territorial, state, municipal or local inquiries as to disposal sites.
(vv)    Non-competition. No current or proposed officer or director of a Cybin Entity, nor to the knowledge of the Corporation, any employee of a Cybin Entity, is subject to any limitations or restrictions on their activities or investments, including any non-competition provisions, that would in any way limit or restrict their involvement with a Cybin Entity or the business affairs of a Cybin Entity as now conducted or presently proposed to be conducted.
(ww)    Insurance. The Corporation and the Subsidiaries maintain insurance or where insurance has not yet been obtained, are using commercially reasonable efforts to obtain and maintain insurance, by insurers of recognized financial responsibility, against such losses, risks and damages to the property and assets of the Corporation in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Corporation, the Subsidiaries, and their respective directors, officers and employees, and the property and assets of the Corporation, are in good standing and in full force and effect in all material respects, and not in default. Each of the Corporation and the Subsidiaries has complied with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Corporation has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue the Business at a cost that would not have a Material Adverse Effect, and neither the Corporation nor the Subsidiaries have failed to promptly give any notice of any material claim thereunder.
(xx)    Leased Premises. The Corporation occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which a Cybin Entity occupies the Leased Premises is in good standing and in full force and effect in all material respects. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein and the Offering Documents, will not afford any of the parties to such leases or any other person the right to terminate such leases or result in any additional or more onerous obligations under such leases.
(yy)    Employment Practices. Each Cybin Entity is in material compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages.
(zz)    Employment Standards. To the knowledge of the Corporation, there are no material complaints against the Corporation or the Subsidiaries before any employment standards branch or tribunal or human rights tribunal, nor any complaints or any occurrence which would reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation that would be material to the Corporation. There are no outstanding decisions or settlements or pending settlements under applicable employment standards legislation, which place any material obligation upon the Corporation or the Subsidiaries to do or refrain from doing any act. The Corporation and Subsidiaries are currently in compliance with all workers' compensation, occupational health and safety and similar legislation in all material respects, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against any of them under applicable workers' compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such material claim.
(aaa)    Collective Bargaining Agreements. Neither the Corporation nor any Subsidiary is party to any collective bargaining agreements with unionized employees. To the knowledge of the Corporation, no action has been taken or is being contemplated to organize or unionize any other employees of the Corporation or any Subsidiary that would have a Material Adverse Effect.
(bbb)    Employee Plans. Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation for the benefit of any current or former director, officer, employee or consultant of the Corporation (the "Employee Plans") has been maintained in all material respects with its terms and with the requirements prescribed by any and all Applicable Laws that are applicable to such Employee Plans. The Corporation does not have a material employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.
(ccc)    No Unlawful Contributions. No Cybin Entity, or, to the knowledge of the Corporation, any employee or agent thereof, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any governmental officer or official in any jurisdiction, or other person charged with similar public or quasi-public duties, other than payments required or permitted by Applicable Laws.
(ddd)    Minute Books and Records. The minute books and corporate records of each Cybin Entity for the period from incorporation to the date hereof made available to the Agents are complete in all material respects, contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders and the directors (or any committee thereof) thereof and there have been no other meetings, resolutions or proceedings of the shareholders or directors of each Cybin Entity to the date hereof not reflected in such corporate records, other than those which are not material to each Cybin Entity, as the case may be.
(eee)    Market Data. The statistical, industry and market related data included in the Offering Documents is derived from sources which the Corporation reasonably believes to be accurate, reasonable and reliable, and such data is consistent with the sources from which it was derived.
(fff)    Anti-Bribery Laws. Neither the Corporation nor any Subsidiary nor to the knowledge of the Corporation, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti bribery or anti-corruption laws applicable to the Corporation and the Subsidiaries, including Canada's Corruption of Foreign Public Officials Act, or the United States Foreign Corrupt Practices Act of 1977, or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (A) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Corporation or the Subsidiaries in obtaining or retaining business for or with, or directing business to, any person; or (B) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Corporation nor the Subsidiaries nor to the knowledge of the Corporation, any director, officer, employee, consultant, representative or agent of foregoing, has (x) conducted or initiated any review, audit, or internal investigation that concluded the Corporation, a subsidiary or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (y) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws.
(ggg)    Anti-Money Laundering. The operations of the Corporation and its Subsidiaries are and have been conducted at all times in material compliance with the requirements of applicable anti-money laundering laws, including, but not limited to the Bank Secrecy Act of 1970, as amended by the USA Patriot Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada) and, in each case, the rules and regulations promulgated thereunder, and the anti-money laundering laws of the various jurisdictions in which the Corporation and its Subsidiaries, including any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the "Money Laundering Laws"), and no action, suit or proceeding by or before any court of Governmental Authority or any arbitrator non-Governmental Authority involving the Corporation or its Subsidiaries with respect to the Money Laundering Laws is, to the Corporation's knowledge, pending or threatened.
(hhh)    Sanctions.
(i)    The Corporation represents that no Cybin Entity or any director, officer, employee, agent, affiliate or representative of a Cybin Entity, is a government, individual, or entity (in this paragraph (iii), "Member") that is, or is owned or controlled by a Member that is:
(A)    the subject of any sanctions administered or enforced by OFAC, the United Nations Security Council, the European Union, His Majesty's Treasury, the office of the Superintendent of Financial Institutions (Canada), or pursuant to the Special Economic Measures Act (Canada) or other relevant sanctions authorities, including, without limitation, designation on OFAC's Specially Designated Nationals and Blocked Persons List or OFAC's Foreign Sanctions Evaders List (as amended, collectively, "Sanctions"), nor
(B)    located, organized or resident in a country or territory that is the subject of Sanctions that broadly prohibit dealings with that country or territory (including, without limitation, Cuba, Iran, North Korea, Syria, and Russia) (the "Sanctioned Countries").
(ii)    Each Cybin Entity represents and covenants that it will not, directly or indirectly, use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Member:

(A)    to fund or facilitate any activities or business of or with any person in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions or is a Sanctioned Country; or
(B)    in any other manner that will result in a violation of Sanctions by any Member (including any Member participating in the Offering, whether as Agent, advisor, investor or otherwise).
(iii)    Each Cybin Entity (to the Company's knowledge in respect of the Small Pharma Entities) represents and covenants that for the past 5 years, it has not engaged in, is not now engaging in, and will not engage in, any dealings or transactions with any Member, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions or is or was a Sanctioned Country.
(iii)    No Orders. Neither any Securities Commissions nor either of the Exchanges has issued any order preventing or suspending or preventing the suspending the offer, sale or distribution of the Offered Shares or other securities of the Corporation in the manner contemplated herein, if any, nor instituted proceedings for that purpose and no such proceedings are pending or, to the knowledge of the Corporation, contemplated or threatened.
(jjj)    Certification of Disclosure. There has been no failure on the part of the Corporation or any of the Corporation's directors or officers, in their capacities as such, to comply in all material respects with any applicable provisions of the Sarbanes-Oxley Act, NI 52-109 and the rules and regulations promulgated thereunder. Each of the principal executive officer and the principal financial officer of the Corporation (or each former principal executive officer of the Corporation and each former principal financial officer of the Corporation as applicable) and each certifying officer of the Corporation (or each former certifying officer of the Corporation and each former certifying officer of the Corporation as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to all reports, schedules, forms, statements and other documents required to be filed by it or furnished by it to the SEC and as required to be made and filed by NI 52-109. For purposes of the preceding sentence, "principal executive officer" and "principal financial officer" shall have the meanings given to such terms in the Sarbanes-Oxley Act and "certifying officer" shall have the meanings given to such term in NI 52-109.
(kkk)    Reporting Issuer and Exchange Status. The Corporation (i) is a "reporting issuer" (within the meaning of Canadian Securities Laws) in each of the Canadian Jurisdictions and (ii) is not in default in any material respect of any of the requirements of the Canadian Securities Laws of the Canadian Jurisdictions. The Corporation is in compliance in all material respects with the by-laws, rules and regulations of each of the Exchanges.
(lll)    No Material Defaults. Neither the Corporation nor any of the Subsidiaries has defaulted on any installment on Indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect. The Corporation has not filed a report pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act since the filing of its last annual report on Form 40-F, indicating that it (i) has failed to pay any dividend or sinking fund installment on preferred stock or (ii) has defaulted on any installment on Indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect.
(mmm)    Continuous Disclosure Obligations. Except as provided herein, the Corporation is in compliance in all material respects with its continuous and timely disclosure obligations under Canadian Securities Laws and the rules and regulations of the Exchanges and has filed all documents required to be filed by it with the Securities Commissions under applicable Canadian Securities Laws, and no document has been filed on a confidential basis with the Securities Commissions that remains confidential at the date hereof. None of the documents filed in accordance with applicable Canadian Securities Laws contained, as at the date of filing thereof, a misrepresentation.
(nnn)    Exchange Compliance. The Corporation is in compliance in all material respects with the by-laws, policies, rules and regulations of the Exchanges existing on the date hereof. The Offered Shares will be listed and posted for trading on the Exchanges and neither the Corporation nor the Subsidiaries has taken any action which would reasonably be expected to result in the delisting or suspension of the Shares on or from the Exchanges. All necessary notices and filings have been made by the Corporation with the Exchanges to reasonably ensure that the Offered Shares will be listed and posted for trading on the Exchanges upon their issuance other than the filing of certain standard documents with the Exchanges, which documents shall be filed within any deadline imposed by the Exchanges.
(ooo)    Filings. The Corporation has timely filed all documents or information required to be filed or furnished by it under Canadian Securities Laws, U.S. Securities Laws, and the rules, regulations and policies of the Exchanges, except where the failure to file or furnish such documents or information will not have a Material Adverse Effect, either individually or in the aggregate; all material change reports, annual information forms, financial statements, management proxy circulars and other documents filed by or on behalf of the Corporation with the Exchanges, the SEC and the Securities Commissions, as of its date, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and did not contain a misrepresentation at the time at which it was filed; the Corporation has not filed any confidential material change report or any document requesting confidential treatment with any Governmental Authority that at the date hereof remains confidential.
(ppp)    Acquisitions. Except as disclosed in the Continuous Disclosure Material, no Cybin Entity has made any significant acquisition, as such term is defined in Part 8 of NI 51-102 and used in NI 44-101, in its current financial year or prior financial years in respect of which historical and/or pro forma financial statements or other information would be required to be included or incorporated by reference into a prospectus, if filed, and for which a business acquisition report has not been filed under NI 51-102, the Corporation has not entered into any agreement or arrangement in respect of a transaction that would be a significant acquisition for purposes of Part 8 of NI 51-102 and there are no proposed acquisitions by the Corporation that have progressed to the state where a reasonable person would believe that the likelihood of the Corporation completing the acquisition is high and would be a significant acquisition for the purposes of Part 8 of NI 51-102 if completed as of the date of the Agreement.
(qqq)    Related Parties. Except as disclosed in the Offering Documents, none of the directors, officers or employees of the Corporation, any known holder of more than 10% of any class of securities of the Corporation or securities of any person exchangeable for more than 10% of any class of securities of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Securities Act), has had any material interest, direct or indirect, in any material transaction with the Corporation since the incorporation of the Corporation, or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Corporation and any Subsidiary, on a consolidated basis. Neither the Corporation nor any Subsidiary has any material loans or other Indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at "arm's length" (within the meaning of the Tax Act) with them.
(rrr)    No Material Changes. Except as disclosed in the Continuous Disclosure Material, since December 31, 2023 (i) there has been no material change in the assets, liabilities,

obligations (absolute, accrued, contingent or otherwise) business, condition (financial or otherwise), properties, capital or results of operations of the Corporation and the Subsidiaries considered as one enterprise, and (ii) there have been no transactions entered into by the Corporation or the Subsidiaries, other than those in the Ordinary Course of Business, which are material with respect to the Corporation and the Subsidiaries considered as one enterprise.
(sss)    No Dividends. During the previous 12 months, the Corporation has not, directly or indirectly, declared or paid any dividend, or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Shares or other securities, or agreed to do any of the foregoing. There are no restrictions upon the declaration or payment of dividends by the directors of the Corporation or the payment of dividends by the Corporation in its constating documents.
(ttt)    Fees and Commissions. Other than the Agents (and its selling group members) pursuant to this Agreement, there is no other person acting at the request of the Corporation, or to the knowledge of the Corporation, purporting to act, who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein.
(uuu)    Broker/Dealer Relationships. Neither the Corporation nor any of the Subsidiaries or any related entities (i) is required to register as a "broker" or "dealer" under Applicable Securities Laws or in accordance with the provisions of the U.S. Exchange Act or (ii) directly or indirectly through one or more intermediaries, controls or is a "person associated with a member" or "associated person of a member" (within the meaning set forth in the FINRA Manual).
(vvv)    Data Room and Due Diligence Materials. To the knowledge of the Corporation, all information provided to the Agents in the Data Room (“Data Room Information”) was accurate and complete in all material respects as at its respective date as stated therein, or, if such information is undated, as of the date of its delivery to the Data Room. Additionally, to the knowledge of the Corporation, all information provided to the Agents in relation to written due diligence requests, including information not provided in the Data Room, (“Due Diligence Information”) is accurate and complete in all material respects as at its respective date as stated therein. There has been no change to the Data Room Information or Due Diligence Information since the date posted to the Data Room or provided to the Agents, as the case may be, that is material to the Corporation.
(www)    Due Diligence Sessions. (i) The responses given by the Corporation and its officers at all Due Diligence Sessions (defined below), as they relate to matters of fact, have been and shall continue to be true and correct in all material respects as at the time such responses have been or are given, as the case may be, and such responses taken as a whole have not and shall not omit any fact or information necessary to make any of the responses not misleading in light of the circumstances in which such response were given or shall be given, as the case may be; and (ii) where the responses reflect the opinion or view of the Corporation or its officers (including responses or portions of such responses which are forward-looking or otherwise relating to projections, forecasts, or estimates of future performance or results (operating, financial or otherwise)), such opinions or views have been and will be honestly held and believed to be reasonable at the time they are given.
(xxx)    Advice. The Corporation has not relied upon the Agents or legal counsel for the Agents for any legal, tax or accounting advice in connection with the Offering and sale of the Offered Shares. All advice (written or oral) given by the Agents in connection with the Agents' engagement is intended solely for the benefit and use of the Corporation, and no such advice shall be used for any other purpose or reproduced, disseminated, quoted from or referred to at any time, in any manner or for any purpose, nor shall any public references to the Agents be made by or on behalf of the Corporation, except as required by Applicable Law (in which case the content of such disclosures must be approved by the Agents, such approval not to be unreasonably withheld, conditioned, or delayed).
(yyy)    Improper Practices.
(i)    With respect to improper practices:
(A)    none of the Corporation, the Subsidiaries nor any of their employees or agents have made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution in violation of any law, or made any payment to any foreign, Canadian, provincial or governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by Applicable Laws, in a manner that would reasonably be expected to have a Material Adverse Effect;
(B)    neither the Corporation nor any of its Subsidiaries is indebted or under any obligation to any of its respective directors, officers or shareholders, on any account whatsoever, other than for (i) payment of salary, directors' fees, bonus and other employment or consulting compensation, (ii) reimbursement for expenses duly incurred in connection with the business of the Corporation, and (iii) for other standard employee benefits made generally available to all employees; and
(C)    none of the Corporation or any of its Subsidiaries and the businesses now run by the Corporation or any of its Subsidiaries, and none of the directors, officers, supervisors, managers, agents, employees or other persons associated with or acting on behalf of the Corporation or any of its Subsidiaries has, to their knowledge (i) made or authorized any contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, agency or instrumentality in the United States of America or any other jurisdiction, (ii) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (iii) violated or is in violation of any provision of the United States Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada), including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution, payment or gift was or is prohibited under the foregoing or any other Applicable Law, rule or regulation of any locality; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.
(ii)    To help the United States government fight the funding of terrorism and money laundering activities, the federal laws of the United States require all financial institutions to obtain, verify and record information that identifies each person with whom they do business as a condition to doing such business. To permit compliance with this requirement, upon request the Corporation will provide the Agents with information or documents sufficient to verify the Corporation's identity, including (as appropriate) a government-issued identification number, a government-issued business license, a certified charter, certificate of incorporation, partnership agreement or trust instrument and other constituent documents.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF THE AGENT
Each Agent hereby severally, and not jointly, nor jointly and severally, represents to the Corporation, and acknowledges that the Corporation is relying upon such representations and warranties in connection with the completion of the Offering that:
(a)    such Agent is duly registered and in good standing in its jurisdiction of incorporation, has all requisite corporate power and authority to enter into and carry out its obligations under this Agreement, and is duly licensed and registered in accordance with Applicable Securities Law;
(b)    such Agent and each person appointed by it as its agent to assist in the Offering, are registered under the Applicable Laws of the Selling Jurisdictions so as to permit it to lawfully fulfil its obligations hereunder;
(c)    such Agent has offered and solicited offers, and shall offer and solicit offers, for the purchase of the Offered Shares in compliance with all Applicable Laws, and shall instruct any Selling Firm to comply, with all Applicable Laws in connection with the offer and sale of the Offered Shares, and shall offer and sell the Offered Shares directly and through Selling Firms only upon the terms and conditions set out in this Agreement and shall instruct the U.S. Placement Agent to conduct its activities in connection with the Offering in compliance with all Applicable Laws of each Selling Jurisdiction. The Agent shall instruct any Selling Firm appointed pursuant to this Agreement to comply with the covenants and obligations of the Agent hereunder;
(d)    such Agent and its respective representatives (including the U.S. Placement Agent or Selling Firm, if any) has not engaged in or authorized, and will not engage in or authorize, any form of Directed Selling Efforts (as such term is defined in Schedule "A" hereto), general solicitation or general advertising in connection with or in respect of the Offered Shares in any newspaper, magazine, printed media of general and regular paid circulation or any similar medium, or broadcast over radio or television or by means of the internet or otherwise or conducted any seminar or meeting concerning the offer or sale of the Offered Shares whose attendees have been invited by any general solicitation or general advertising;
(e)    such Agent will use its commercially reasonable best efforts to arrange for Purchasers in the Selling Jurisdictions in respect of the Offering and obtain a duly completed and executed Subscription Agreement and all applicable undertakings and other forms required under Applicable Laws from each Purchaser in connection with the completion of the Offering;
(f)    in connection with offers and sales of Offered Shares in the United States and to, or for the account or benefit of, U.S. Persons in connection with the Offering pursuant to this Agreement, such Agent will make any such offers and sales in compliance with the representations, warranties and covenants applicable to it in Schedule "A" hereto and agrees to comply with the U.S. selling restrictions imposed by U.S. Securities Laws; such Agent's representations and warranties set forth in Schedule "A" hereto are as of the date hereof, and shall be as of the Closing Date, true and correct; and such covenants, representations and warranties are hereby incorporated by reference as if fully set forth herein; and
(g)    none of the Offered Shares have been offered by such Agent to any person in the United States or to any U.S. Person other than through the U.S. Placement Agent in compliance with Schedule "A" hereto.
No Agent or U.S. Placement Agent appointed by it will be liable under this Agreement or under Schedule "A" attached hereto, with respect to a breach of a representation, warranty or covenant contained in this Agreement by another Agent. or U.S. Placement Agent or selling group member appointed by such other Agent, as the case may be.
ARTICLE 8
COVENANTS OF THE CORPORATION
The Corporation covenants and agrees with the Agents and the Purchasers, and acknowledges that each of them is relying on such covenants in connection with the purchase by the Purchasers of the Offered Shares that:
(a)    prior to the Closing Time, the Corporation will have allowed the Agents the opportunity to conduct required due diligence and to obtain, acting reasonably, satisfactory results from such due diligence and in particular, the Corporation will have allowed the Agents and Agents' Counsel to conduct all due diligence sessions which the Agents may reasonably require and, in this regard, without limiting the scope of the due diligence inquiries that the Agents and auditors may conduct, the Corporation will make available its senior management and directors to participate in one or more due diligence telephone calls (the "Due Diligence Sessions") prior to the Closing Date to answer in person any questions that the Agents may have and the Lead Agent will distribute a list of written questions to be answered and the Corporation will have provided oral or written responses to such questions at such Due Diligence Sessions;
(b)    the Corporation will enter into duly and fully completed Subscription Agreements, accompanied by properly completed applicable schedules thereto and the subscription amount, with the subscribers and, unless the Corporation reasonably believes that it would be unlawful to do so or in breach of any Applicable Securities Laws or the number of Offered Shares subscribed for pursuant to the Subscription Agreement exceeds the maximum number of Offered Shares to be sold under this Agreement and the Offering, will fully accept the subscriptions in each Subscription Agreement submitted to the Corporation accompanied by properly completed applicable schedules thereto, as applicable, and the required subscription funds;
(c)    the Corporation will comply with each of the covenants of the Corporation set out in the Subscription Agreements;
(d)    the Corporation will make all necessary filings, use its commercially reasonable efforts to obtain all necessary regulatory consents and approvals, including approvals required by Applicable Securities Laws and Exchange Approval, and the Corporation will pay all filing fees required to be paid in connection with the transactions contemplated in this Agreement and the Offering Documents;
(e)    the Corporation will prepare and file all forms, documents, notices and certificates within prescribed time periods required by Securities Commissions in connection with the issuance and sale of the Offered Shares by the Corporation, so as to permit and enable such securities to be lawfully distributed on an exempt basis in the Selling Jurisdictions and any other jurisdictions where Offered Shares are offered and sold in accordance with this Agreement and the Subscription Agreements;
(f)    the Corporation will promptly provide to the Agents, for review and approval by the Agents and Agents' Counsel (each acting reasonably and promptly), prior to filing or issuance of the same, any press release of the Corporation prior to the Closing Date and any press releases issued by the Corporation concerning the Offering;
(g)    during the period commencing on the date hereof and ending on the Closing Date, the Corporation will promptly inform the Agents of the full particulars of any request of any Securities Commission or the Exchange for any information, or the receipt by the Corporation of any communication from any Securities Commission, the Exchange or any other competent Governmental Authority relating to the Corporation or which may be relevant to the distribution of the Offered Shares. Without limiting the foregoing, the Corporation will advise the Agents, promptly after receiving notice or obtaining knowledge thereof, of:
(i)    the institution, threatening or contemplation of any proceeding for any such purpose; or
(ii)    any order, ruling, or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation (including the Offered Shares) having been issued by any Securities Commission or the institution, threatening or contemplation of any proceeding for any such purposes;
(h)    the Corporation will use best efforts to remain, and to cause the Material Subsidiaries to remain, a corporation, validly subsisting under the laws of its jurisdiction of incorporation amalgamation, continuation or organization, as applicable, and to be duly licensed, registered or qualified as an extra-provincial or foreign corporation, respectively, in all jurisdictions where the character of its properties owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and to carry on its business in the ordinary course and in compliance in all material respects with all Applicable Laws, rules and regulations of each such jurisdiction;
(i)    the Corporation will use its commercially reasonable efforts to maintain its status as a "reporting issuer" (or the equivalent thereof) not in default of the requirements of Applicable Securities Laws in Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Prince Edward Island, Québec, Saskatchewan, and Yukon, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Corporation and shall not limit or be construed as limiting or restricting the Corporation from completing any consolidation, amalgamation, arrangement, business combination, sale of all or substantially all of the Corporation's assets, take-over bid, merger or other similar transaction;
(j)    the Corporation will use its commercially reasonable efforts to maintain the listing of the Shares (including those issuable pursuant to the Offering) on the Exchanges or such other recognized stock exchange or quotation system as the Agents may approve, acting reasonably, for a period of at least 24 months following the Closing Date, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Corporation and shall not limit or be construed as limiting or restricting the Corporation from completing any consolidation, amalgamation, arrangement, business combination, sale of all or substantially all of the Corporation's assets, take-over bid, merger or other similar transaction;
(k)    the Corporation will promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as the Agents may reasonably require from time to time for the purpose of giving effect to the Offering Documents and the Corporation will use its commercially reasonable efforts to implement to their full extent the provisions, and to satisfy the conditions, of each of the Offering Documents;
(l)    the Corporation will file, or cause to be filed, all forms or undertakings required to be filed by the Corporation in connection with the issue and sale of the Offered Shares (including a Form 45-106F1 of NI 45-106, Form 72-503F and any filings required under state blue-sky laws, as required, with the applicable Securities Regulators and United States state regulatory authorities, as applicable) so that the distribution of the Offered Shares to the Purchasers may lawfully occur without the necessity of filing a prospectus, registration statement or other offering document in Canada or other jurisdictions (but on terms that will permit the Offered Shares acquired by the Purchasers to be sold by such Purchasers at any time in the Selling Jurisdictions, subject to applicable hold periods under Applicable Laws). All prescribed fees payable in connection with such filings will be at the sole expense of the Corporation;
(m)    the Corporation will forthwith notify the Agents of any breach of any covenant of this Agreement or any other Offering Document, by any party thereto, or upon it becoming aware that any representation or warranty of the Corporation contained in this Agreement or any other Offering Document, is or has become untrue or inaccurate in any material respect;
(n)    the Corporation will make available management of the Corporation for meetings with investors as scheduled by the Agents at the discretion of the Agents, acting reasonably and upon reasonable notice to the Corporation;
(o)    the Corporation shall use its commercially reasonable efforts to cause each of the Corporation's directors and senior executive officers to enter into a lock-up agreement (collectively, the “Lock Up Agreements”) on or prior to the closing of the Offering, whereby the holder agrees not to, directly or indirectly, offer, sell, transfer, pledge, assign, lend, swap or enter into any other agreement to transfer the economic consequences of, or otherwise dispose or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, or announce any intention to do any of the foregoing, any of the securities of the Corporation owned, for a period of 120 days after the date of such lock-up agreements, subject to the customary exceptions, without the prior written consent of the Lead Agent such consent not to be unreasonably withheld;
(p)    except as contemplated by this Agreement, the Corporation will not, without the prior written consent of the Lead Agent (not to be unreasonably withheld, delayed or denied), on behalf of the Agents, directly or indirectly issue, offer to sell or otherwise dispose of or enter into any transaction to sell or issue or announce the issue of, any equity securities of the Corporation, or any securities convertible into, or exercisable, or exchangeable for, any equity securities of the Company, from the date hereof until the date that is 120 days following the execution of this Agreement, except: (i) pursuant to this Agreement; (ii) the grant or exercise of equity compensation pursuant to the Company's existing equity compensation plans; (iii) the issuance of Common Shares upon the exercise or conversion of any options or warrants or other convertible securities outstanding as of the date of this Agreement; and (iv) the issuance of securities in connection with asset or share acquisitions, or other strategic, consulting, licensing, joint venture or similar transactions;
(q)    the Corporation will use its commercially reasonable efforts to fulfil or cause to be fulfilled, at or prior to the Closing Time, each of the conditions applicable to the Corporation set out in Article 9 that are within its control (unless waived by the Agents); and
(r)    the Corporation will ensure that, at the Closing Time, the Offered Shares are duly and validly created, authorized and issued on payment of the purchase price therefor and have attributes corresponding in all material respects to the description thereof set forth in this Agreement.
ARTICLE 9
CONDITIONS OF CLOSING
The obligation of the Purchasers to purchase the Offered Shares at the Closing Time on the Closing Date will be subject to the following:
(a)    the Lead Agent's receipt of Canadian legal opinions, addressed to the Agents, dated the Closing Date from Aird & Berlis LLP, in its capacity as the Company's Canadian counsel as to matters of Canadian federal and Ontario provincial law, and from local counsel acceptable to the Agents' counsel as to matters governed by the laws of jurisdictions in Canada other than the Province of Ontario, to the effect set forth in Schedule "D";

(b)    the Lead Agent's receipt of legal opinions, addressed to the Agents, dated the Closing Date from counsel to each Material Subsidiary (who may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and Exchange officials related to each Material Subsidiary), in form and substance acceptable to the Agents and their counsel, acting reasonably, substantially to the effect set forth below, subject to customary assumptions, qualifications and limitations:
(i)    such Material Subsidiary having been incorporated and existing under the Applicable Laws of their respective jurisdictions of incorporation;
(ii)    such Material Subsidiary having the corporate capacity and power to own and lease their properties and assets and to conduct their Business as described in the Continuous Disclosure Materials; and
(iii)    as to the authorized and issued share capital of such Material Subsidiary, with the exception of Cybin IRL Limited, and to the ownership thereof;
(c)    the Lead Agent's receipt of U.S. legal opinions, addressed to the Agents, dated the Closing Date, in form and substance acceptable to the Lead Agent and its counsel, acting reasonably, to the effect that no registration of the Offered Shares offered and sold in the United States or to, or for the account or benefit of, U.S. Persons will be required under the U.S. Securities Act, provided that such offers and sales are made in compliance with Schedule "A" of this Agreement and provided further that it being understood that no opinion is expressed as to any subsequent resale of any Offered Shares;
(d)    the Lead Agent's receipt of a certificate dated as of the Closing Date and addressed to the Agents and signed by the President and Chief Financial Officer of the Corporation or such other senior officer(s) of the Corporation as may be acceptable to the Agents, in form and content satisfactory to the Agents, acting reasonably, with respect to:
(i)    the articles and by-laws of the Corporation;
(ii)    the resolutions of the Corporation's board of directors relevant to the issue and sale of the Offered Shares, and authorization of this Agreement and the other Offering Documents;
(iii)    the incumbency and signatures of signing officers of the Corporation; and
(iv)    confirmation that the representations and warranties of the Corporation contained in this Agreement are true and correct in all material respects (or, in the case of any representation or warranty containing a materiality or Material Adverse Effect qualification, in all respects) at and as of the Closing Time on the Closing Date, as if such representations and warranties were made at and as of such time and all material agreements, covenants and conditions required by this Agreement to be performed, complied with or satisfied by the Corporation will have been performed, complied with or satisfied prior to that time;
(e)    the Lead Agent's receipt of certificates dated as of the Closing Date addressed to the Agents and signed by the President of the Corporation and the Chief Financial Officer of the Corporation, or such other senior officer(s) of the Corporation as may be acceptable to the Agents, acting reasonably, in form and content satisfactory to the Agents, acting reasonably, certifying for and on behalf of the Corporation and without personal liability, after having made due enquiries, to the effect that:
(i)    the Corporation has complied in all material respects with all the covenants and satisfied all the material terms and conditions of this Agreement and the other Offering Documents on its part to be complied with and satisfied at or prior to the Closing Time;

(ii)    without bringing forward any date expressly referenced in a specific representation, the representations and warranties of the Corporation contained herein are true and correct in all material respects (or, in the case of any representation or warranty containing a materiality or Material Adverse Effect qualification, in all respects) as at the Closing Time with the same force and effect as if made on and as at the Closing Time after giving effect to the transactions contemplated hereby; and
(iii)    no order, ruling or determination having the effect of suspending the offering or sale of the Shares and no proceedings for such purpose have been instituted to the knowledge of such persons, are pending, contemplated or threatened;
(f)    the Agents' receipt of a Subscription Agreement from each Purchaser accepted by the Corporation;
(g)    each of the Corporation's directors and senior executive officers shall each have executed and delivered the Lock Up Agreements;
(h)    the Agents' completion of their due diligence review of the Corporation and the Subsidiaries to their satisfaction; and
(i)    the Agents' receipt of evidence of electronic registration or delivery of certificates representing, in the aggregate, all of the Offered Shares issued on the Closing Date registered in such name or names as the Agents will notify the Corporation in writing not less than 48 hours prior to the Closing Time.
ARTICLE 10
CLOSING
The Closing of the purchase and sale of the Offered Shares will be completed at the Closing Time on the Closing Date by way of electronic closing in which the closing documentation will be delivered by electronic mail exchange of signature pages in pdf or functionally equivalent electronic format which delivery will be effective without any further physical exchange of original or copies of originals or by such other means and the Corporation and the Agents may agree in writing:
(a)    the Corporation shall duly and validly deliver the Offered Shares in (i) one or more certificates in definitive form representing the Offered Shares or (ii) electronically, along with all further documentation as may be contemplated in this Agreement or the Agents may reasonably require; against payment by the Agents to the Corporation of the applicable aggregate purchase price for the Offered Shares being issued and/or sold under this Agreement, net of the Offering Fee and the fees and expenses of the Agents as provided for in Article 13, by certified cheque, bank draft or wire transfer payable to or as directed by the Corporation, with such payment instructions provided to the Agents not less than 48 hours prior to the Closing Time; and
(b)    the Corporation will make all necessary arrangements for the exchange or delivery of any such definitive certificates or electronic deposit of such securities, at the Closing Time or as otherwise directed by the Agents, representing the Offered Shares in such amounts and registered in such names as will be designated by the Agents not less than 48 hours prior to the Closing Time. The Corporation will pay all fees and expenses payable to or incurred by the registrar of the Corporation in connection with the preparation, delivery, certification and exchange of any definitive certificates contemplated by this Article 10 and the fees and expenses payable to or incurred by the registrar of the Corporation in connection with such additional transfers required in the course of the distribution of the Offered Shares.

ARTICLE 11
INDEMNIFICATION BY THE CORPORATION
11.1    In connection with the Offering, the Corporation agrees to indemnify and save harmless the Agents and the investment dealers forming the syndicate in respect of the Offering (collectively, the "Selling Agents"), their respective affiliates, and their respective directors, officers, employees, partners, agents and advisors (collectively, the "Indemnified Parties" and individually, an "Indemnified Party") from and against any and all losses (except loss of profit), claims, actions, suits, proceedings, damages, liabilities or expenses of whatsoever nature or kind, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel in connection with any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the "Claims") to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the Offering whether performed before or after execution of this Agreement, including, without limitation, in connection with Claims relating to or arising from the following:
(a)    any information or statement (except any information or statement relating solely to or provided by the Selling Agents) contained in the Offering Documents or to the extent applicable, any information contained in the documents prepared in connection with the Offering, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or any omission or any alleged omission to state therein any fact or information (except facts or information relating solely to the Selling Agents and provided by the Selling Agents) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they are made;
(b)    the omission or alleged omission to state in any certificate of the Corporation or of any officers of the Corporation delivered in connection with the Offering any material fact (except facts or information relating solely to the Selling Agents and provided by the Selling Agents) required to be stated therein where such omission or alleged omission constitutes or is alleged to constitute a misrepresentation;
(c)    the threat by any securities regulatory authority, stock exchange or by any other competent authority, based upon any misrepresentation (as defined in the Securities Act (Ontario)) or alleged misrepresentation (except a misrepresentation relating solely to the Selling Agents and provided by the Selling Agents) in the Offering Documents (except any document or material delivered or filed solely by the Agents) based upon any failure or alleged failure to comply with applicable securities laws (other than any failure or alleged failure to comply by the Selling Agents) preventing and restricting the trading in or the sale of the Shares;
(d)    the non-compliance or alleged non-compliance by the Corporation with any material requirement of applicable securities laws, including the Corporation's non-compliance with any statutory requirement to make any document available for inspection; or
(e)    a material breach of any representation, warranty or covenant of the Corporation contained in the Agency Agreement or the failure of the Corporation to comply in all material respects with any of its obligations hereunder, and further agrees to reimburse each Indemnified Party forthwith upon demand for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim.
11.2    The Corporation also agrees that no Indemnified Party shall have any liability (either direct or indirect, in contract or tort or otherwise) to the Corporation or any person asserting Claims on the Corporation's behalf or in right for or in connection with the Offering, except to the extent that any losses, expenses, Claims, actions, damages or liabilities incurred by the Corporation are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted from the Indemnified Party's breach of this Agreement, or the gross negligence, wilful misconduct, or fraud of such Indemnified Party.
11.3    In the event and to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable determines that an Indemnified Party breached this Agreement, or was grossly negligent or guilty of wilful misconduct or fraud in connection with a Claim in respect of which the Corporation has advanced funds to the Indemnified Party pursuant to this indemnity, such funds shall be reimbursed to the Corporation and thereafter this indemnity shall not apply to such Indemnified Party in respect of such Claim.
11.4    The Corporation agrees to waive any right the Corporation might have of first requiring the Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming this indemnity.
11.5    In case any action, suit, proceeding or Claim is brought against an Indemnified Party or an Indemnified Party has received notice of the commencement of any investigation in respect of which indemnity may be sought against the Corporation, the Indemnified Party will give the Corporation prompt written notice of any such action, suit, proceeding, Claim or investigation of which the Indemnified Party has knowledge and the Corporation will undertake the investigation and defence thereof on behalf of the Indemnified Party, including the prompt employment of counsel acceptable to the Indemnified Parties affected and the payment of all reasonable fees and out-of-pocket expenses. Failure by the Indemnified Party to so notify shall not relieve the Corporation of its obligation of indemnification hereunder unless (and only to the extent that) such failure results in forfeiture by the Corporation of substantive rights or defences or to the extent that the Corporation is materially prejudiced thereby.
11.6    No admission of liability and no settlement, compromise or termination of any action, suit, proceeding, Claim, or investigation shall be made without the Corporation's consent and the consent of the Indemnified Parties affected, such consents not to be unreasonably withheld.
11.7    Notwithstanding that the Corporation will undertake the investigation and defence of any Claim, an Indemnified Party will have the right to employ separate counsel with respect to any Claim and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Indemnified Party unless:
(a)    employment of such counsel has been authorized in writing by the Corporation;
(b)    the Corporation has not assumed the defence of the action within a reasonable period of time after receiving notice of the Claim;
(c)    the named parties to any such Claim include both the Corporation and the Indemnified Party and the Indemnified Party shall have been advised by counsel in writing that there may be a conflict of interest between the Corporation and the Indemnified Party; or
(d)    the Indemnified Party has been advised in writing by counsel that there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Corporation, which makes representation by the same counsel inappropriate.
11.8    The rights accorded to the Indemnified Parties hereunder shall be in addition to any rights an Indemnified Party may have at common law or otherwise.
11.9    If for any reason the foregoing indemnification is unavailable (other than in accordance with the terms hereof) to the Indemnified Parties (or any of them) or insufficient to hold them harmless, the Corporation will contribute to the amount paid or payable by the Indemnified Parties as a result of such Claims in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Indemnified Parties on the other, but also the relative fault of the parties and other equitable considerations which may be relevant. Notwithstanding the foregoing, the Corporation will in any event contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim any excess of such amount over the amount of the fees actually received by the Indemnified Parties hereunder in which case such fees and expenses will be for the Corporation's account.
11.10    The Corporation hereby acknowledges the Agents as trustee for each of the other Indemnified Parties of the Corporation's covenants under this indemnity with respect to such persons and the Agents agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.
11.11    The Corporation agrees that if any action, suit, proceeding or Claim shall be brought against, or an investigation has been commenced in respect of, the Corporation or the Corporation and a Selling Agents, and personnel of such Selling Agent shall be required to testify, participate or respond in respect of or in connection with the Offering, the Corporation will reimburse the Selling Agent monthly for the time spent by its personnel in connection therewith at reasonable per diem rates together with such fees and disbursements and reasonable out-of-pocket expenses as may be incurred.
ARTICLE 12
AGENTS' COMPENSATION
In consideration of the Agents agreeing to act as agent to find Purchasers of the Offered Shares on a "commercially reasonable efforts" private placement basis, the Corporation agrees to pay to the Agents a cash fee equal to 6.0% of the aggregate gross proceeds raised in connection with the Offering (the "Offering Fee"). The Offering Fee payable shall be reduced to 3.0% in respect of any president's list purchasers introduced by the Corporation to the Agents (the "President's List"); provided, however that the maximum size of the President's List shall be 22.5% of the Offering. The Offering Fee shall be payable upon the closing of the Offering.
ARTICLE 13
FEES AND EXPENSES
Whether or not the purchase and sale of the Offered Shares is completed, all reasonable fees and expenses of or incidental to the creation, issuance and delivery of the Offered Shares and of or incidental to all matters in connection with the transactions set out herein or in any Offering Document will be borne by the Corporation including, without limitation: the fees and disbursements of counsel to the Corporation, all local counsel and all accountants, auditors, technical consultants, translators and other applicable experts of the Corporation; all fees and disbursements of the Agents' Counsel; and all reasonable costs incurred in connection with marketing activities for the Offering and the preparation of the Offering Documents, not to exceed $125,000 in the aggregate (inclusive of disbursements and applicable taxes thereon).
ARTICLE 14
ALL TERMS TO BE CONDITIONS
The Corporation agrees that the conditions contained in Article 9 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation, and that it will use its reasonable commercially reasonable efforts to cause all such conditions to be complied with. Any breach or failure to comply with any of the conditions set out in Article 9 will entitle the Agents to terminate this Agreement by written notice to that effect given to the Corporation at or prior to the Closing Time. It is understood that the Agents may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Agents in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Agents any such waiver or extension must be in writing.

ARTICLE 15
TERMINATION BY AGENTS IN CERTAIN EVENTS
(a)    In addition to any other remedies which may be available, the Agents (or either one of them) will also be entitled, without liability and at their (or its) sole discretion, to terminate this Agreement by written notice to that effect given to the Corporation at or prior to the Closing Time, if:
(i)    any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened in relation to the Corporation or any one of its officers, directors, promoters, or insiders which, in the sole opinion of the Agents (or either one of them), could reasonably be expected to have a material adverse effect on the marketability of the Offering;
(ii)    there should develop, occur or come into effect or existence any event, action, state, condition or financial occurrence of consequence, or any governmental action, law or regulation, inquiry or other occurrence of any nature whatsoever, including, without limitation, terrorism, accident or major financial, political or economic occurrence of national or international consequence, which, in the sole opinion of the Agents (or either one of them), acting reasonably, materially adversely affects or involves, or may materially adversely affect or involve, the financial markets generally or the business, operations or affairs of the Corporation or the Subsidiaries taken as a whole or the marketability of the Offered Shares;
(iii)    there is any material change in the assets, business, affairs, financial condition, results of operations or capital of the Corporation or the Subsidiaries, or there should be discovered any previously undisclosed material fact or circumstance or there should occur a change in any material fact relating to the Corporation and/or the Subsidiaries, which in any case, in the reasonable opinion of the Agents (or either one of them), has or would be expected to have a significant adverse effect on the market price or value of the Offered Shares or any other securities of the Corporation;
(iv)    the Agents (or either one of them) determine, acting reasonably, that the state of the financial markets in Canada or elsewhere where it is planned to market the Offered Shares, is such that the Offered Shares cannot be profitably marketed;
(v)    the Corporation is not in compliance in all material respects with any Applicable Laws or is in breach of any material term, condition or covenant contained in this Agreement or any material representation or warranty given by the Corporation this Agreement becomes or is false;
(vi)    the Agents (or either one of them) are not satisfied in their sole discretion, acting reasonably and in good faith, with their due diligence review and investigations in respect of the Corporation, the Subsidiaries and their respective business, affairs and operations;
(vii)    all regulatory approvals in connection with the Offering are not obtained on a timely basis; or
(viii)    the Agents and the Corporation agree in writing to terminate this Agreement.
(b)    If this Agreement is terminated by the Agents (or either one of them) pursuant to Section 15(a), there will be no further liability on the part of the terminating Agent or Agents to the Corporation, or on the part of the Corporation to the Agents except in respect of any liability, which may have arisen or may thereafter arise under Article 11 and Article 13.

(c)    The right of the Agents to terminate their obligations under this Agreement is in addition to such other remedies as it may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement.
ARTICLE 16
NOTICES
Any notice or other communication required or permitted to be given hereunder will be in writing and will be delivered to,
(a)    in the case of the Corporation, to:
Cybin Inc.
100 King St West Suite 5600
Toronto, ON
M5X 1C9
Attention:    Doug Drysdale
Email:    [REDACTED]
with a copy to:
Aird & Berlis LLP
181 Bay Street – Suite 180
Toronto, ON M5J 2T9
Attention:    Sherri Altshuler
Email:    saltshuler@airdberlis.com
(b)    in the case of the Agents, to:
Bloom Burton Securities Inc.
Brookfield Place - Bay Wellington Tower
181 Bay St., Suite 3410
Toronto, ON M5J 2T3

Attention:    James Rowland
Email:        [REDACTED]
And
Haywood Securities Inc.
200 Burrard St – Suite 700
Vancouver, BC
V6C 3L6

Attention:    Kevin Campbell
Email:    [REDACTED]
with a copy to:
Bennett Jones LLP
3400 One First Canadian Place
P.O. Box 130
Toronto, ON M5X 1A4
Attention:    Aaron Sonshine
Email:        sonshinea@bennettjones.com

The Corporation and the Agents may change their respective addresses for notice by notice given in the manner aforesaid. Any such notice or other communication will be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, will be given by email and will be deemed to have been given when: (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by email on the first Business Day following the day on which it is sent.
ARTICLE 17
AGENTS AS TRUSTEE
The Corporation acknowledges and agrees that it is the intention of the parties to this Agreement and the Corporation hereby constitutes the Agents as trustee for each of the Purchasers in respect of each of the covenants, agreements and representations and warranties of the Corporation contained in this Agreement and the Agents will be entitled, as trustees, in addition to any rights of the Purchasers, to enforce such covenants, agreements and representations and warranties on behalf of the Purchasers.
ARTICLE 18
MISCELLANEOUS
(a)    The Corporation acknowledges and agrees that all written and oral opinions, advice, analysis and materials provided by the Agents in connection with this Agreement hereunder are intended solely for the Corporation's benefit and its internal use only with respect to the Offering and the Corporation agrees that no such opinion, advice, analysis or material will be used for any other purpose whatsoever or reproduced, disseminated, quoted from or referred to in whole or in part at any time, in any manner or for any purpose, without the Agents' prior written consent in each specific instance. Any advice or opinions given by the Agents hereunder will be made subject to, and will be based upon, such assumptions, limitations, qualification and reservations as such Agents, in its sole judgement, deems necessary or prudent in the circumstances. The Agents will act as independent contractor under this Agreement and not in any other capacity, including as a fiduciary, and any duties arising out of this Agreement will be owed solely to the Corporation.
(b)    All warranties, representations, covenants and agreements (including the Corporation's indemnification and contribution covenants and agreements in favour of the Agents and/or its personnel) of or made by the Corporation herein contained or contained in any Offering Document will survive the purchase by the Purchasers of the Offered Shares and will continue in full force and effect for the benefit of the Purchasers and the Agents regardless of the Closing of the sale of the Offered Shares, any subsequent disposition of the Offered Shares by the Purchasers, or the termination of the Agents' obligations under this Agreement for a period ending on the Survival Limitation Date and will not be limited or prejudiced by any investigation made by or on behalf of the Agents in connection with the Offering or the distribution and/or sale of the Offered Shares or otherwise, and the Corporation agrees that the Agents will not be presumed to know of the existence of a claim against the Corporation under this Agreement or any Offering Document or in connection with the purchase and sale or issuance of the Offered Shares as a result of any investigation made by or on behalf of the Agents in connection with the distribution and/or sale of the Offered Shares.
(c)    In this Agreement, a reference to "knowledge" of the Corporation, means the actual knowledge of Doug Drysdale, Eric So and Paul Glavine, in each case, after reasonable inquiry within the scope of such person's duties with the Corporation.
(d)    Upon successful completion of the Offering, the Agents will be permitted to publish, at its own expense, such advertisements or announcements describing its services provided hereunder in such newspaper or other publications as the Agents considers appropriate, and will further be permitted to post such advertisements or announcements on its website. Prior to publishing or posting any such advertisement, the Lead Agent will provide a draft thereof to the Corporation and will afford the Corporation a reasonable opportunity to review and provide comments on such advertisement.
(e)    Any reference in this Agreement to "$" or to "dollars" will refer to the lawful currency of the United States of America, unless otherwise specified.
(f)    This Agreement will enure to the benefit of, and will be binding upon, the Agents, the Corporation, and their respective successors and legal representatives.
(g)    This Agreement, together with the Offering Documents, constitutes the entire agreement between the parties relating to this subject matter, and supersedes and extinguishes the Engagement Letter between the Corporation and the Agents.
(h)    If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.
(i)    This Agreement will be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
(j)    Time will be of the essence hereof and, following any waiver or indulgence by any party, time will again be of the essence hereof.
(k)    The words, "hereunder", "hereof" and similar phrases mean and refer to the Agreement. Any reference in this Agreement to a Section will refer to a section of this Agreement. All words and personal pronouns relating thereto will be read and construed as the number and gender of the party or parties referred to in each case and the verb will be construed as agreeing with the required word and/or pronoun.
(l)    Each of the parties hereto will be entitled to rely on delivery by email or other electronically transmitted copy of this Agreement and acceptance by each such party of any such emailed copy will be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.
(m)    This Agreement may be executed in any number of counterparts, each of which when so executed will be deemed to be an original and all of which when taken together will constitute one and the same agreement.
[Signature pages follow]

If this Agreement accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this Agreement where indicated and returning them to us.
Yours very truly,

BLOOM BURTON SECURITIES INC.

Per:	"James Rowland" signed
Name: James Rowland Title: Managing Director
HAYWOOD SECURITIES INC.

Per:	"Kevin Campbell" signed
Name:     Kevin Campbell
Title:    Managing Director, Investment Banking

Accepted and agreed to by the undersigned as of the date of this agreement first written above.

CYBIN INC.

Per:	"Doug Drysdale" signed
Name: Doug Drysdale Title: Chief Executive Officer

SCHEDULE "A"
COMPLIANCE WITH UNITED STATES SECURITIES LAWS
This is Schedule "A" to the agency agreement dated as of March 19, 2024 among Cybin Inc., Bloom Burton Securities Inc. and Haywood Securities Inc.
As used in this Schedule "A", the following terms will have the following meanings:
"Common Shares" means common shares in the capital of the Corporation.
"Dealer Covered Person" has the meaning set forth in Section B(13) below;
"Directed Selling Efforts" means "directed selling efforts" as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Shares;
"Disqualification Event" has the meaning set forth in Section A(11) below;
"Distribution Compliance Period" means the 40-day period that begins on the later of (i) the date the Offered Shares are first offered to persons other than distributors in reliance on Regulation S or (ii) the Closing Date; provided that, all offers and sales by a distributor of an unsold allotment or subscription shall be deemed to be made during the Distribution Compliance Period;
"Foreign Private Issuer" means a "foreign private issuer" as that term is defined in Rule 405 under the U.S. Securities Act;
"General Solicitation or General Advertising" means "general solicitation or general advertising", as used in Rule 502(c) of Regulation D, including, without limitation, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the internet, or broadcast over radio or television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;
"Issuer Covered Person" has the meaning set forth in Section A(11) below; and
"Offshore Transaction" means "offshore transaction" as that term is defined in Rule 902(h) Regulation S; and
"Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Rule 902(j) of Regulation S.
All other capitalized terms used but not otherwise defined in this Schedule "A" will have the meanings assigned to them in the agency agreement to which this Schedule "A" is attached.
A.    Representations, Warranties and Covenants of the Corporation
The Corporation represents and warrants to and covenants with the Agents, as of the date hereof and as of the Closing Date, that:
1.    The Corporation is, and on the Closing Date will be, a Foreign Private Issuer. The Corporation reasonably believes that at the commencement of the Offering there was, and reasonably believes that there is and will be on the Closing Date, Substantial U.S. Market Interest in the Common Shares.
2.    The Corporation is not, and following the application of the proceeds of the sale of the Offered Shares contemplated hereby will not be, an "investment company" (as such term is defined in the United States Investment Company Act of 1940, as amended) under such Act.
3.    Except with respect to offers and sales in accordance with this Schedule "A" (i) in the United States and to, or for the account or benefit of, U.S. Persons in reliance upon the exemption from registration available pursuant to Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act, and (ii) outside the United States in an Offshore Transaction in reliance upon the exclusion from the registration requirements available pursuant to Rule 903 of Regulation S, neither the Corporation nor any of its affiliates, nor any person acting on any of their behalf (other than the Agents, the U.S. Placement Agent appointed by one or more of the Agents, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty or covenant is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Offered Shares in the United States or to, or for the account or benefit of, a U.S. Person; or (B) any sale of Offered Shares unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States and not a U.S. Person or (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States and not a U.S. Person.
4.    None of the Corporation, its affiliates, or any person acting on any of their behalf (other than the Agents, the U.S. Placement Agent appointed by one or more of the Agents, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty or covenant is made) (i) has made or will make any Directed Selling Efforts, or (ii) has engaged or will engage in any form of General Solicitation or General Advertising or has acted in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act in the United States with respect to the Offered Shares.
5.    The Corporation has not sold, offered for sale or solicited any offer to buy and will not sell, offer for sale or solicit any offer to buy, during the period beginning thirty (30) days prior to the start of the Offering of the Offered Shares and ending thirty (30) days after the completion of the Offering of the Offered Shares, any of its securities in the United States in a manner that would be integrated with and would cause the exemption from registration provided by Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act to be unavailable with respect to offers and sales of the Offered Shares pursuant to this Schedule "A".
6.    The Corporation has not taken and will not take any action that would cause the exemptions or provided by Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act or the exclusion provided by Rule 903 of Regulation S to be unavailable with respect to offers and sales of the Offered Shares pursuant to the Agency Agreement including this Schedule "A".
7.    Neither the Corporation nor any of its predecessors or affiliates has been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.
8.    None of the Corporation, its affiliates or any person acting on any of their behalf (other than the Agents, the U.S. Placement Agent appointed by one or more of the Agents, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty or covenant is made) has engaged or will engage in any violation of Regulation M under the U.S. Exchange Act in connection with this Offering.
9.    The Corporation will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable state securities laws of the states in which Offered Shares are sold, including but not limited to filing Form D, if applicable, with the SEC and any “blue sky” filing with the appropriate securities commission or other regulatory authority of any applicable state.

10.    None of the Corporation or any of its predecessors has had the registration of a class of securities under the U.S. Exchange Act revoked by the SEC pursuant to Section 12(j) of the U.S. Exchange Act or any rules or regulations promulgated thereunder.
11.    With respect to the Offered Shares to be offered and sold hereunder in reliance on Rule 506(b) of Regulation D (the "Regulation D Securities"), none of the Corporation, any of its predecessors, any director, executive officer, other officer of the Corporation participating in the offering, any beneficial owner of 20% or more of the Corporation's outstanding voting equity securities, calculated on the basis of voting power, or any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Corporation in any capacity at the time of sale (each, an "Issuer Covered Person" and, together, "Issuer Covered Persons") is subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) under the U.S. Securities Act (a "Disqualification Event"), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) under the U.S. Securities Act. The Corporation has exercised reasonable care to determine (i) the identity of each person that is an Issuer Covered Person; and (ii) whether any Issuer Covered Person is subject to a Disqualification Event. The Corporation has complied, to the extent applicable, with its disclosure obligations under Rule 506(e) of Regulation D, and has furnished to the Agents a copy of any disclosures provided thereunder.
12.    As of the Closing Date, the Corporation represents that it is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Offered Shares.
B.    Representations, Warranties and Covenants of the Agents
Each Agent (severally, and not jointly) represents and warrants to and covenants with the Corporation, as at the date hereof and as at the Closing Date, that:
1.    It acknowledges that the Offered Shares have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may not be offered or sold except pursuant to an exclusion or exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. It has offered and sold and will offer and sell the Offered Shares only (i) outside the United States in an Offshore Transaction in accordance with Rule 903 of Regulation S, or (ii) in the United States as provided in this Schedule "A". Accordingly, none of the Agent, its affiliates, nor any persons acting on any of their behalf (including the U.S. Placement Agent appointed by it): (i) have engaged or will engage in any Directed Selling Efforts; or (ii) except as permitted by this Schedule "A", have made or will make (x) any offer to sell or solicitation of an offer to buy Offered Shares in the United States or to, or for the account or benefit of, a U.S. Person, or (y) any sale of Offered Shares unless, at the time the buy order was or will have been originated, the Agent, its affiliates or other person acting on any of their behalf (including the U.S. Placement Agent appointed by it) reasonably believed that such person was outside the United States and not a U.S. Person or acting for the account or benefit of a U.S. Person.
2.    It agrees that, at or prior to confirmation of the sale of the Offered Shares, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Offered Shares from it during the Distribution Compliance Period a confirmation or notice to substantially the following effect:
"The securities covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold to, or for the account or benefit of, persons in the United States or U.S. Persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and closing date, except in either case in accordance with Regulation S under the U.S. Securities Act. Terms used herein have the meanings given to them in Regulation S under the U.S. Securities Act."
In addition, prior to the expiration of the Distribution Compliance Period, all subsequent offers and sales of the Offered Shares by the Agent or its affiliates shall be made only in accordance with the provisions of Rule 903 or 904 of Regulation S; pursuant to a registration of the Offered Shares under the U.S. Securities Act; or pursuant to an available exemption from the registration requirements of the U.S. Securities Act as provided in paragraphs (3) through (16) below.
The Agent agrees to obtain substantially identical undertakings from each Selling Firm and to comply with the offering restriction requirements of Regulation S.
3.    It has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Offered Shares, except with the U.S. Placement Agent appointed by it or with the prior written consent of the Corporation. It will require the U.S. Placement Agent appointed by it to agree, for the benefit of the Corporation, to comply with, and will use its best efforts to ensure that the U.S. Placement Agent appointed by it complies with, the provisions of this Schedule "A" as if such provisions applied to the U.S. Placement Agent appointed by it.
4.    All offers and sales of the Offered Shares in the United States and to, or for the account or benefit of, U.S. Persons will be effected by the U.S. Placement Agent appointed by it in compliance with all applicable U.S. federal and state broker-dealer requirements (which may include Rule 15a-6 under the U.S. Exchange Act). Such U.S. Placement Agent appointed by it is, and will be on the date of each offer or sale of Offered Shares in the United States and to, or for the account or benefit of, a U.S. Person, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state's broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc. ("FINRA").
5.    Any offer, sale or solicitation of an offer to buy Offered Shares that has been made or will be made (i) in the United States or, to or for the account or benefit of, U.S. Persons, was or will be made only to Qualified Institutional Buyers and/or U.S. Accredited Investors in transactions that are exempt from registration pursuant to Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act and exempt from registration under all applicable securities laws of any state of the United States, and (ii) in Offshore Transactions in transactions that are exempt from registration pursuant to Rule 903 of Regulation S.
6.    Offers and sales of Offered Shares in the United States and, to or for the account or benefit of, U.S. Persons, have not been and will not be made by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.
7.    At least one Business Day prior to the Closing Date, it will provide the Corporation with a list of all U.S. Purchasers of the Offered Shares, together with their addresses (including state of residence), the number of Offered Shares purchased and the registration and delivery instructions for the Offered Shares.
8.    Prior to any sale of Offered Shares to a U.S. Purchaser, it will cause (i) each U.S. Purchaser that is a Qualified Institutional Buyer to execute and deliver to the Corporation, the Agents and the U.S. Placement Agent, the Subscription Agreement, including Schedule "C" thereto, and (ii) each U.S. Purchaser that is a U.S. Accredited Investor to execute and deliver to the Corporation, the Agents and the U.S. Placement Agent, the Subscription Agreement, including Schedule "D" thereto;
9.    All offerees of the Offered Shares that are in the United States or that are, or are acting for the account or benefit of, U.S. Persons and all U.S. Purchasers, will be informed that the Offered Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and are being offered and sold to such persons in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act and similar exemptions under applicable securities laws of any state of the United States.

10.    The Agent understands that all Offered Shares sold in the Offering to U.S. Purchasers that are U.S. Accredited Investors (but not Qualified Institutional Buyers) will be issued in definitive physical form or as a DRS statement and will bear a restrictive legend substantially in the form set forth Schedule "D" to the Subscription Agreement.
11.    The Agent acknowledges that except as permitted pursuant to this Schedule "A", it will not offer or sell the Offered Shares in the United States or to, or for the account or benefit of, U.S. Persons: (i) as part of its distribution at any time or (ii) otherwise during the Distribution Compliance Period. It further acknowledges, agrees and covenants that all offers and sales of the Offered Shares during the Distribution Compliance Period will be made in compliance with Regulation S or in compliance with an exemption from registration under the U.S. Securities Act, and that it, each “distributor” (as defined in Regulation S), “dealer” (as defined in Section 2(a)(12) of the U.S. Securities Act), or other person who is receiving a selling concession, fee or other remuneration in respect of the Offered Shares (if any), to which it sells Offered Shares during the Distribution Compliance Period, will send to the purchaser a confirmation or other notice setting forth the restrictions on offers and sales of the Offered Shares in the United States or to, or for the account or benefit of, U.S. Persons.
12.    Neither the Agent nor any person acting on its behalf has engaged or will engage in any violation of Regulation M under the U.S. Exchange Act in connection with this Offering.
13.    With respect to the Regulation D Securities, it represents that neither it, nor any of its directors, executive officers, other officers participating in the offering of the Offered Shares, general partners or managing members, or any of the directors, executive officers or other officers participating in the offering of the Offered Shares of any such general partner or managing member (each, a "Dealer Covered Person" and, together, "Dealer Covered Persons"), is subject to any Disqualification Event except for a Disqualification Event (i) contemplated by Rule 506(d)(2) of the U.S. Securities Act and (ii) a description of which has been furnished in writing to the Corporation prior to the date hereof or, in the case of a Disqualification Event occurring after the date hereof, prior to the date of any offering of the Offered Shares.
14.    As of the Closing Date, the Agent represents that it is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of Purchasers in connection with the sale of any Regulation D Securities.
15.    At Closing, the Agent, together with the U.S. Placement Agent appointed by the Agent, will provide a certificate, substantially in the form of Exhibit A to this Schedule "A", relating to the manner of the offer and sale of the Offered Shares in the United States and to, or for the account or benefit of, U.S. Persons, or will be deemed to have represented that they did not offer or sell Offered Shares in the United States or to, or for the account or benefit of, U.S. Persons.
16.    It acknowledges that until 40 days after the commencement of the Offering, an offer or sale of the Offered Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the U.S. Securities Act.

EXHIBIT A
AGENT'S CERTIFICATE
In connection with the private placement of common shares (the "Offered Shares") of Cybin Inc. (the "Corporation") pursuant to the Agency Agreement dated March 19, 2024 between the Corporation and Bloom Burton Securities Inc. (the "Agency Agreement"), each of the undersigned does hereby certify to the Corporation as follows:
1.    the Offered Shares have been offered and sold by us in the United States in accordance with all applicable U.S. federal and state broker-dealer requirements, and the undersigned U.S. Placement Agent is on the date hereof, and was on the date of each offer and sale of Offered Shares made in the United States or to, or for the account or benefit of, a U.S. Person, a duly registered broker or dealer with the SEC and in each applicable state pursuant to such state’s broker-dealer laws (unless exempted from the respective state’s broker-dealer registration requirements), and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc.;
2.    immediately prior to transmitting the Subscription Agreement to offerees that are in the United States or that are, or are acting for the account or benefit of, U.S. Persons, we had reasonable grounds to believe and did believe that each such person was either a U.S. Accredited Investor or a Qualified Institutional Buyer, and we continue to believe that each Purchaser in the United States of Offered Shares that we have facilitated is either a U.S. Accredited Investor or a Qualified Institutional Buyer on the date hereof;
3.    no form of Directed Selling Efforts or General Solicitation and General Advertising was used by us in connection with the offer and sale of the Offered Shares;
4.    prior to any sale of Offered Shares to a U.S. Purchaser, each such U.S. Purchaser thereof that is purchasing Offered Shares provided either (i) an executed Qualified Institutional Buyer Certificate (in the form attached to the Subscription Agreement as Schedule "C" thereto), if such U.S. Purchaser is a Qualified Institutional Buyer or (ii) an executed U.S. Accredited Investor Status Certificate (in the form attached to the Subscription Agreement as Schedule "D" thereto), if such U.S. Purchaser is a U.S. Accredited Investor, and we provided the Corporation with copies of all such completed and executed exhibits and schedules for acceptance by the Corporation;
5.    neither we, nor our affiliates nor any person acting on any of our behalf have taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Shares;
6.    prior to the offer and sale of any Offered Shares in the United States or to, or for the account or benefit of, U.S. Persons, each such offeree and U.S. Purchaser was provided with a copy of the Subscription Agreement, and no other written material was used by us in connection with the Offering in the United States or to, or for the account or benefit of, U.S. Persons;
7.    all offerees of Offered Shares that are in the United States or that are, or are acting the account or benefit of, U.S. Persons, and all U.S. Purchasers, have been informed that the Offered Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such persons without registration in reliance on available exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws;
8.    with respect to the Offered Shares to be offered and sold hereunder in reliance upon Rule 506(b) of Regulation D, none of the Dealer Covered Persons is subject to any Disqualification Event except for a Disqualification Event covered by Rule 506(d)(2) of Regulation D, a description of which has been furnished in writing to the Corporation prior to the date hereof, or in the case of a Disqualification Event occurring after the date hereof, prior to the Closing Date, and we have not paid nor will we pay, nor are we aware of any other person that has paid or will pay, directly or indirectly, any remuneration to any person (other than the Dealer Covered Persons or Issuer Covered Persons) for solicitation of purchasers of the Offered Shares; and
9.    the offering of the Offered Shares has been conducted by us in accordance with the terms of the Agency Agreement, including Schedule "A" attached thereto.
Terms used in this certificate have the meanings given to them in the Agency Agreement, including Schedule "A" thereto, unless otherwise defined herein.
DATED this ____ day of ________________, 20____.
[Agent]

By:
Authorized Signing Officer

[U.S. Placement Agent]

By:
Authorized Signing Officer

SCHEDULE "B"
SUBSIDIARIES OF THE CORPORATION
Adelia Therapeutics Inc. (Delaware)
Adelia Therapeutics Inc. is authorized to issue 15,000,000 shares, consisting of 10,000,000 common shares and 5,000,000 preferred shares. As of the date hereof, 5,880,148 common shares are issued and outstanding as fully paid and non-assessable shares.
Cybin Corp. (Ontario)
Cybin Corp. is authorized to issue (a) an unlimited number of common shares; and (b) an unlimited number of preference shares, issuable in series. As of the date hereof, 136,854,332 common shares are issued and outstanding as fully paid and non-assessable shares and no preference shares are issued and outstanding.
Cybin US Holdings Inc. (Nevada)
Cybin US Holdings Inc. is authorized to issue 6,000,000 shares, all of which shares are designated as common stock, of which (i) 3,000,000 shares shall be shares of Class A common shares and (ii) 3,000,000 shares shall be shares of Class B Shares. As of the date hereof, 1,629,352.82 Class A common shares and 36,084.7 Class B Shares are issued and outstanding as fully paid and non-assessable shares.
Natures Journey Inc. (Ontario)
The authorized capital of Natures Journey Inc. consists of an unlimited number of common shares and preferred shares. As of the date hereof, 100 common shares are issued and outstanding as fully paid and non-assessable shares and no preferred shares are issued and outstanding.
Serenity Life Sciences Inc. (Ontario)
The authorized capital of Serenity Life Sciences Inc. consists of an unlimited number of common shares and preferred shares. As of the date hereof, 100 common shares are issued and outstanding as fully paid and non-assessable shares and no preferred shares are issued and outstanding.
Cybin IRL Limited (Ireland)
The share capital of Cybin IRL Limited consists of ordinary shares of $1.00 each. As of the date hereof, 271,680 ordinary shares of $1.00 each are issued and outstanding as fully paid and non-assessable shares.
Small Pharma Inc. (British Columbia)
The share capital of Small Pharma Inc. consists of an unlimited number of common shares. As of the date hereof, 336,012,037 common shares are issued and outstanding as fully paid and non-assessable shares.
Cybin UK Ltd (United Kingdom)
The share capital of Cybin UK Ltd consists of an unlimited number of ordinary shares. As of the date hereof, 255,079,477 ordinary shares are issued and outstanding as fully paid and non-assessable shares.

SCHEDULE "C"
MATERIAL SUBSIDIARIES
Adelia Therapeutics Inc.

Cybin Corp.

Cybin US Holdings Inc.

Cybin IRL Limited

Small Pharma Inc.

Cybin UK Ltd
1

SCHEDULE "D"
MATTERS TO BE ADDRESSED IN CANADIAN LEGAL OPINIONS
(a)    as to the incorporation and subsistence of the Corporation under the laws of its jurisdiction of incorporation;
(b)    as to the Corporation having the requisite corporate power and capacity under the laws of its jurisdiction of incorporation to carry on business and to own, lease and operate properties and assets;
(c)    as to the authorized and issued capital of the Corporation (which opinion as to the number of outstanding Shares shall be based solely on a certificate of the transfer agent of the Corporation);
(d)    as to the corporate power and authority of the Corporation to execute, deliver and perform its obligations under the Offering Documents, and to issue and sell the Offered Shares;
(e)    as to the Offering Documents having been duly authorized, executed and delivered by the Corporation, and constituting a valid and legally binding obligation of the Corporation, enforceable against it in accordance with their respective terms, except as enforcement thereof may be limited by bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and the qualification that the enforceability of rights of indemnity, contribution and waiver and the ability to sever unenforceable terms may be limited by applicable law and such other customary qualifications for an opinion of such nature as may be reasonably agreed to by counsel of the Corporation and counsel of the Agents;
(f)    as to the execution and delivery of the Offering Documents and the performance by the Corporation of its obligations thereunder, and that the issuance of the Offered Shares do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with the constating documents of the Corporation, any resolutions of the shareholders or directors (including committee of the board of directors) of the Corporation, or any corporate laws applicable to the Corporation;
(g)    as to the Offered Shares having been duly and validly issued as fully paid and non-assessable Shares;
(h)    as to the issuance and sale of the Offered Shares to the Canadian Purchasers being exempt from the prospectus requirements of Canadian Securities Laws and that no documents will be required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under Canadian Securities Laws to permit such issuance and sale; it being noted, however, that the Corporation will be required pursuant to Canadian Securities Laws to file or cause to be filed a report on Form 45-106F1 prepared and executed pursuant to NI 45-106, together with the prescribed filing fee within 10 days following the Closing Date;
(i)    as to the issuance and sale of the Offered Shares to persons or companies outside of Canada being exempt from the prospectus requirements of Canadian Securities Laws and that no documents will be required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under Canadian Securities Laws to permit such issuance and sale; it being noted, however, that the Corporation will be required pursuant to Canadian Securities Laws to file or cause to be filed a report on Form 72-503F prepared and executed pursuant to OSC Rule 72-503 – Distributions Outside Canada within 10 days following the Closing Date;

(j)    as to the Corporation being a reporting issuer (or the equivalent) under Canadian Securities Laws, and not being included on a list of defaulting reporting issuers maintained by the Securities Regulators in Canada;
(k)    as to the first trade by the Canadian Purchasers of the Offered Shares, other than a trade which is otherwise exempt under Canadian Securities Laws, being a distribution and subject to the prospectus requirements under Canadian Securities Laws unless: (i) at the time of such trade, the Corporation is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding such trade; (ii) at the time of such trade, at least four months have elapsed from the "distribution date" (as such term is defined under NI 45-102) of the Offered Shares; (iii) the certificates representing the Offered Shares carry a legend as set out in Section 2.5(2)3(i) of NI 45-102; (or if the security is entered into a direct registration or other electronic book entry system, or if the relevant Purchaser did not directly receive a certificate representing the security, the relevant Purchaser received written notice containing such legend); (iv) the trade is not a "control distribution" (as such term is defined in the NI 45-102); (v) no unusual effort is made to prepare the market or to create a demand for the security that is the subject of such trade; (vi) no extraordinary commission or consideration is paid to a person or corporation in respect of such trade; and (vii) if the selling securityholder is an "insider" or "officer" of the Corporation (as such terms are defined under applicable Securities Laws), the selling securityholder has no reasonable grounds to believe that the Corporation is in default of "securities legislation" (as such term is defined in National Instrument 14-101 – Definitions);
(l)    as to the first trade by the Purchasers of the Offered Shares other than the Canadian Purchasers of the Offered Shares, not being a distribution and subject to the prospectus requirements under Canadian Securities Laws; and
(m)    as to the Offered Shares having been conditionally approved for listing on the CBOE, subject only to the standard listing conditions of the CBOE.

56209437.7
56449061.2